SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.

Board Member Warning

Rio de Janeiro, April 27, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, at a meeting held yesterday, the Board of Directors of Eletrobras unanimously resolved — with the conflicted member abstaining — to impose a third warning upon Board Member Marcelo Gasparino da Silva, due to the commission of a serious misconduct. Such misconduct consisted of the recurrence of actions violating Federal Law No. 6,404/1976 (the Brazilian Corporations Law) and the Company's internal rules, which had already resulted in two prior warnings, issued on March 28, 2025, and April 16, 2025, as further detailed below:

1st WARNING (March 28,2025), on account of publications made by Board Member Marcelo Gasparino da Silva on his personal social media profile (LinkedIn) on March 23, 24, 25, and 26, 2025:

- ✓ Grounds: Violation of the Code of Conduct, the Internal Regulations of the Board of Directors, and the duties of loyalty and due care set forth in Federal Law No. 6,404/1976;
  - The disclosed information did not correspond to the truthfulness of the facts recorded in the minutes of the Board of Directors' meetings, signed by all Board Members including the Board Member responsible for the conduct under analysis;
  - Disrespect for the Company's corporate governance framework and the rules governing relationships among governance agents;
  - Risk of negatively affecting the trust in the Board of Directors and the reputation and image of Eletrobras;
  - Dissemination of information lacking factual substantiation and contrary to reality, without prior consultation with or adequate clarification of the facts with the Company, which, in addition to breaching the Code of Conduct, negatively impacts public trust in the corporate governance and the institutional image of Eletrobras, as well as disregards the principles of good governance and the rules of conduct among governance agents;
  - The violation of the clause prohibiting the dissemination of false and harmful information about the company constitutes an ethical breach, as it jeopardizes the reputation of the Company and has the potential to cause legal and market-related repercussions.

2nd WARNING (April 16, 2025), on account of publications made by Board Member Marcelo Gasparino da Silva on his personal social media profile (LinkedIn) on April 10, 11, 12, and 13, 2025 (medium-level violation due to recurrence and the disclosure of information classified as confidential through social media)

- ✓ **Grounds**: Violation of the Code of Conduct, the Corporate Documents and Information Management Policy, the Information Security Incident Handling Regulations, the Internal Regulations of the Board of Directors, and the duties of loyalty and due care set forth in Federal Law No. 6,404/1976

- Recurrence is expressly considered an aggravating factor, capable of elevating a minor infraction to a medium-level one, and a medium-level infraction to a serious one, in accordance with the Whistleblower Channel and Manifestation Handling Policy;
- The violation of the clause prohibiting the disclosure of confidential information and the dissemination of false and harmful information/allegations about the company constitutes an ethical breach, as it jeopardizes the reputation of the Company and has the potential to cause legal and market-related repercussions, as exemplified below:
    - (i) Public disclosure and sharing, through a screenshot on social media, of a restricted document of the Company that supported the deliberation of the Board of Directors, with omission of the bottom part of the file indicating its confidential nature;
    - (ii) Recurrence of conduct consisting of publicly criticizing decisions duly approved by the Board of Directors — including those backed by his own favorable vote duly recorded in signed minutes — thereby misleading shareholders and the public, conduct already subject of a formal warning issued by the Board of Directors on March 28, 2025;
- Repercussions identified in media outlets that aggravated the reputational and image impact to Eletrobras.

3rd WARNING (April 26, 2025), on account of a publication made by Board Member Marcelo Gasparino da Silva on his personal social media profile (LinkedIn) on April 25, 2025 (violation classified as serious due to recurrence and the sensitivity of the confidential material improperly disclosed to a person external to the company)

- ✓ Grounds: Violation of the Code of Conduct, the Corporate Documents and Information Management Policy, the Information Security Incident Handling Regulations, the Internal Regulations of the Board of Directors, and the duties of loyalty and due care set forth in Federal Law No. 6,404/1976
    - This constitutes a second recurrence, already subject to a first formal warning for a minor violation and a second formal warning for a medium-level violation, consisting of a new disclosure of two documents of confidential and restricted nature belonging to the Company, without prior authorization;
    - Recurrence is expressly considered an aggravating factor, capable of elevating a minor infraction to a medium-level one, and a medium-level infraction to a serious one, in accordance with the Whistleblower Channel and Manifestation Handling Policy, as expressly informed to the Board Member at the time of the issuance of the second warning on April 16, 2025;
    - The violation of the clause prohibiting the disclosure of confidential and restricted information constitutes an ethical breach and may also constitute a serious violation, as it jeopardizes the reputation of the Company and has the potential to cause legal and market-related repercussions.

The detailed analysis of the irregular conduct committed by Board Member Marcelo Gasparino da Silva, as set forth in Technical Notes prepared by the Vice Presidency of Governance, Risk, Compliance, and Sustainability, along with the full content of the three warnings issued to the aforementioned Board Member, are attached to this Notice. The issuance of each warning was preceded by a review by the Audit and Risk Committee, which, in each case, opined that there was objective evidence and material indications of conduct incompatible with applicable legislation and the Company's internal regulations.

Considering the upcoming Annual General Meeting, to be held on April 29, during which Board Member Marcelo Gasparino da Silva is standing for re-election to the Board of Directors, and the serious misconduct committed by the aforementioned Board Member, it is necessary to immediately inform the shareholders of the irregular conduct described above and of the remedial measures adopted by the Board of Directors in fulfillment of its fiduciary duties.

Eduardo Haiama

Vice-President of Finance and Investor Relations

1. INTRODUCTION

This opinion aims to assess the conduct of a Board Member in light of the governance rules applicable to Eletrobras, as well as its impacts on the reputation of the Company and its managers, and the possible consequences and courses of action for review and resolution by the Company's Board of Directors.

Factual Summary

Marcelo Gasparino da Silva, an independent member of the Board of Directors of Eletrobras and coordinator of the Sustainability Committee, disclosed on his personal social media profile allegations and information involving the Board of Directors of Eletrobras and its other members, casting doubt on the credibility, reliability, and proper functioning of the Company's governance system.

In his posts, the Board Member: (1) alleges a potential breach of governance due to the alleged participation of a conflicted Board Member in discussions regarding the Conversion of PNB Preferred Shares into Common Shares, a matter arising from the proposal for migration to the Novo Mercado; (2) refers to his personal version of alleged internal dynamics involving shareholder-directors, the slate formation process, and the dismissal of a former executive, mentioning shareholders, members of the Board of Directors, and a potential candidate for the Board either by name or by initials; (3) refers to his personal version of: (a) alleged internal dynamics between the Board and management in discussions and resolutions regarding the payment of dividends; (b) an alleged correlation between a complaint filed against him at Petrobras and governance mitigation measures resolved by the Board of Directors; (c) a potential conflict of interest involving the current Coordinator of the People and Governance Committee; (d) allegedly being surprised in January 2025 regarding the analysis and characterization of the independence of Board Members.

2. IDENTIFIED FACTS

2.1. Publication made on March 23, 2025, by Board Member Marcelo Gasparino da Silva on his personal social media profile (LinkedIn), in Portuguese and English:

Marcelo Gasparino da Silva • 1º
Vice-Presidente do Conselho de Administração da VALE
24 min • Editado •

– POR QUE SOU CANDIDATO AO CONSELHO DE ADMINISTRAÇÃO DA ELETROBRAS – (1a parte)
Por que sou Conselheiro de Administração Profissional.
Após duas passagens, de 2012 a 2014, e em 2016, voltei ao CA da Eletrobras por que acompanhei o processo de desestatização da Companhia desde 2021, participando de reuniões em Brasília, e com acionistas.
E também por que passei por quatro outras Companhias do Setor Elétrico: CELESC - Centrais Elétricas de Santa Catarina #AESEletropaulo, #AESTiete e CEMIG.
Em Junho de 2022, participei de reunião realizada entre três acionistas: PB, JA e LP, e o tema era: Composição do Novo CA da ELET.
LP havia participado da capitalização, com R$ 700mm, JA era o maior acionista privado da Cia, com 4% do capital total, e PB havia, segundo ele, articulado com outros acionistas que também haviam partilhado da capitalização.
PB apresentou 8 nomes, dentre eles Ivan Monteiro, que seria o Presidente do Conselho de Administração.
Dois dos 10 candidatos eram membros do primeiro escalão do Governo Federal.
JA indicou Daniel Ferreira, e LP Marcelo Gasparino.
Dos 8 nomes privados, dois foram eleitos mas não se desincompatibilizaram das suas funções, incompatíveis com a posição de CA da ELET.
Com 2 assentos vagos, PB propôs AGE para reduzir o número de assentos de 11 para 9 membros.
Assim, com 1 membro eleito pelos empregados, 2 membros indicados pelo antigo acionista controlador, e 6 membros indicados pelo Mercado, começamos, em Agosto de 2022, o processo de Turn Around da Companhia, elegendo o CEO que também havia sido convidado por PB para retornar a Eletrobras.
Na formação da composição dos comitês de assessoramento ao CA, percebi um desejo de participação de todos os possíveis, passando a Coordenar o Comitê de Pessoas, e ser membro do Comitê de Estratégia e Governança e do Comitê de Assessoramento Jurídico.
Desde o primeiro momento no Board coloquei na mesa dois temas que considerava fundamentais:
1o Unificar as três Classes de Ações;
2o Reorganização societária que permitisse racionalizar a carga tributária do Grupo Eletrobras.
No primeiro fui vencido em Novembro de 2022, juntamente com os conselheiros indicados pelo MME e pelo MF.
Apesar de se declarar conflitado, PB participou de todos os debates sobre a formação do preço de conversão de PNs em ONs. Ali notei que existia um conselheiro com muita influência sobre os demais membros.
No segundo, não houve tração por parte do CEO (o que em 2023 acabou sendo um dos motivos determinantes para a sua destituição), e o CA acabou deixando o tema para 2023 ...
#conselhodeadministração #governançacorporativa #mercadodecapitais

2.2. Publication made on March 24, 2025, on a personal social media profile (LinkedIn), in Portuguese and English:

Marcelo Gasparino da Silva
Vice Presidente do Conselho de Administr...
6 h · Editado

- POR QUE SOU CANDIDATO AO CA DA ELETROBRAS -
(2a parte)
Porque represento diversidade nos Conselhos que participo, de CAPACIDADES, CONHECIMENTOS e COMPETÊNCIAS.
Entrei na Vale em 2019, após a Tragédia de Brumadinho.
Foram propostas de minha autoria ao CA em 2021, que viraram realidade:
1a Venda da operação Vale Nova Caledônia-VNC;
2a Venda da operação de Carvão de Moatize/ Moçambique;
3a Venda da participação dos 9% no da Mosaic, saindo definitivamente do negócio de fertilizantes;
4a Criação da POLITICA DE DIVIDENDOS;
4a Remodelagem das operações de Metais Básicos, que resultou, em 2023 na criação da Vale Base Metals via Spin Off, numa nova empresa avaliada em USD 26 Bilhões.
Entrei no CA da Petrobras em Abril de 2021 em face da crise instalada em decorrência da demissão do CEO Roberto Castello Branco.
Identifiquei erros no sistema de votação à distância e renunciei para que providências fossem tomadas. O resultado foi o ajuste no Boletim de Voto à Distância, os acionistas minoritários que optam pelo Processo de Voto Múltiplo.
Prova disso é que apartir de 2022, pelo menos 2 assentos;
Em Junho de 2022 após duas demissões de CEO em menos de 3 meses, propus a criação da Diretriz de Preços de Combustíveis no Âmbito do CA, vigente até hoje.
Entrei no Conselho do Banco do Brasil em 2023, e novamente fui diligente, me engajei nos comitês de assessoramento mais estratégicos do Banco, que, graças ao trabalho de uma Diretoria Sênior e competente, entregou os melhores resultados da história.
Na Eletrobras também busquei dar minha parcela de contribuição. Mas 2023 começou de de forma conturbada, dado o questionamento público pelo Governo Federal sobre o processo de descentralização.
Isso se agudizou quando foi marcada reunião com os
PCA e os conselheiros Vicente Falconi, Felipe Dias e Marisete Pereira declararam ter sido convidados a compor o CA pelo então acionista PB. A reunião foi gravada e isso veio a público.
Após dois meses de desgastantes RCAs, no dia 14/08/23, por volta de 17h fui procurado pelo conselheiro PB para em informar que o CEO seria destituído, e que a decisão ocorreria em RCA no mesmo dia.
Às 20h fui surpreendido, não somente com a demissão, mas com a escolha, em caráter definitivo, do PCA como novo CEO. Além disso foi votada a eleição do conselheiro VF para PCA, e FD como vice.
Obviamente que as escolhas já tinham ocorrido anteriormente, em reunião prévia e que da qual não participei. Por certo que registrei minha discordância com o processo, mesmo que pessoalmente concordasse, achasse o Ivan a pessoa certa para liderar a transformação tão necessária para Companhia.
Mas como diz o ditado, "Mineiro só senta em mesa de reunião quando decisão já está tomada".
A partir daquele momento, comecei a sentir que "não teria vida fácil" naquele conselho.
E eu vivi um ano desafiador em 2024, até que o candidato "CF", que não apareceu mas aparecerá, virou a figura oculta na estratégia de PB...

2.3. Publication made on March 25, 2025, on a personal social media profile (LinkedIn), in Portuguese and English

Marcelo Gasparino da Silva
Vice-Presidente do Conselho de Administr...

POR QUE SOU CANDIDATO AO CA DA ELETROBRAS (3a parte)

Por que eu luto pelos direitos dos acionistas minoritários.

A Agenda dos acionistas que participaram da Capitalização da Eletrobras em Junho de 2022, além de desejar ver radical mudança sua gestão, era de visão de retorno sobre o capital investido.

Por isso busquei pautar o tema POLÍTICA DE DIVIDENDOS por diversas vezes em 2024, sem sucesso. Em Dezembro formalizei e mail propondo o pagamento de Dividendos Extraordinários no montante de R$ 10 bilhões.

Na RCA tive muita dificuldade em colocar meu ponto de vista, possivelmente pelo fato da composição ter poucos especialistas financeiros, o que, inclusive obriga a seleção de membro externo para coordenar o Comitê de Auditoria, uma exigência decorrente na Companhia negociar seus ADRs na NYSE.

Não dava, o CFO dizia que a capacidade era "ZERO", até que, após muita insistência minha, o Conselheiro PB disse: "perai, entendi o que estás propondo...". A partir daí o "Zero" não era mais "Zero", e por unanimidade foi aprovada a antecipação de dividendos no montante de R$ 2,5 bilhões.

Em verdade, meus desafios em 2024 na ELET decorreram da denúncia que sofri na CVM pela FUP, em decorrência da minha condição de estar no Conselho da Petrobras e o sindicato entender que a Eletrobras era concorrente.

Na CVM a Denúncia foi arquivada em Novembro, já na ELET...

(continuação)

A partir de março de 2024 fui impedido de participar de temas que eram pauta de reuniões dos comitês, como formação de preços de venda de energia, dentre vários outros.

De outro lado fui "vetado" de participar do Comitê de Pessoas e Governança - CPES, coordenado desde 2022 pelo conselheiro PB, sob argumento de haver conflito de interesses por também ser membro do Comitê de Pessoas e Remuneração da Vale.

Mas desde o início eu sabia que a verdadeira razão não era essa. Como uma Corporation, cabe ao CA propor a Assembleia Geral os candidatos, e o CPES é o Comitê responsável por esse assessoramento.

Como um filme que eu já tinha visto em 2020 na Vale, decidi ser ousado, questionar o potencial conflito de interesses do Coordenador do CPES, pelo fato de seu sócio Mário ser membro do Comitê de Pessoas da Copel, Companhia de Energia privatizada em 2023, e onde a gestora R... também é acionista relevante. "Estamos tratando do mesmo CPF em duas das maiores companhias brasileiras, mas de CPFs diferentes em duas empresas concorrentes"

É o que o mercado chama de "Chinese Wall". Na verdade, para mim em nenhum dos casos há problema, mas quando se quer achar um problema...

Também questionei a condição de independência dos membros do CA, uma omissão no site de RI. Corrigida a omissão solicitei que a área de Compliance ratificasse a informação e, para a minha surpresa, em Janeiro de 2025, com exceção dos conselheiros executivos, todos os demais se auto-declaravam e também eram considerados INDEPENDENTES.

Mas isso é para ser melhor abordado nas cenas dos próximos capítulos...

2.4. Publication made on March 26, 2025, on a personal social media profile (LinkedIn), in Portuguese and English:

Marcelo Gasparino da Silva • 1º
Vice-Presidente do Conselho de Administração d...
10 h • Editado •

POR QUE SOU CANDIDATO AO CA DA ELETROBRAS (4a parte)

Por que as CORPORATIONS, no Brasil, até a Eletrobras, ainda precisam provar que são tão bons investimentos quanto as boas companhias com acionista controlador (WEG, GERDAU, SUZANO são meus benchmark).

E pelas minhas experiências, somente com conselheiros COM VISÃO DE DONO, as Corporations no Brasil darão certo.

Visão de Dono, e ser INDEPENDENTE!

Na atual composição do CA, todos os conselheiros não-executivos se declaram independentes.

Para as Proxy Advisors, fica a pergunta: como alguém que até Junho de 2022, a menos de três anos, era Secretária Executiva do Ministério de Minas e Energia - MME, que liderou o PROCESSO DE PRIVATIZAÇÃO DA ELETROBRAS, e em Julho de 2022 foi indicada para compor o CA da ELET pelo MME, pode ser classificada, pela Companhia, conselheira independente?

Por certo, sendo uma pessoa que tenho admiração pela sua capacidade e competência profissional, não estou questionando a pessoa, que além de muito competente, é fundamental para o bom trânsito da Companhia em Brasília por seus estreitos relacionamentos pessoais, mas entrar na cota dos INDEPENDENTES ofende a minha parca inteligência.

Seguirei na jornada de buscar equidade de representatividade, ou seja, quem tem 4%, quem tem 1.5%, 0.3% do capital, enfim, acionistas que aportaram capital para viabilizar a privatização, sejam alienados do

debate sobre a composição do Conselho de Administração.

E isso, por falta de conhecimentos e, principalmente, experiências, da pessoa que liderou o processo.

3. FINDINGS AND PRELIMINARY INDICATIONS

The publications made by Marcelo Gasparino da Silva on the LinkedIn social media platform were analyzed, and indications of violations of applicable laws, regulations, and internal policies, including the Company's Code of Conduct, were identified, as detailed below.

1. Internal Regulations of the Board of Directors

The Internal Regulations of the Company's Board of Directors establish that it is the duty of Board Members to respect governance rules and to act with due care and loyalty. A Board Member, once elected and sworn in, is fully subject to the Internal Regulations of the Board of Directors, the Code of Conduct, and all other applicable Company policies.

"

> *3.3. The appointment to the position of Board Member of the Company shall comply with the conditions imposed by Article 147 of Federal Law No. 6,404, dated December 15, 1976 ("LSA"), as well as those provided for in the Company's internal regulations, and shall occur through the signing of a term of office recorded in the proper book, signed within thirty days following the election act,* ***which must include the submission of the appointed administrator to the Code of Conduct, to the Internal Regulations of the Board of Directors, and to the other internal regulations in force at the Company****, as well as the declaration referred to in Article 2 of Annex K of CVM Resolution No. 80 of March 29, 2022, with its subsequent amendments or any future normative provisions.*
>
> *5.1. It is the responsibility of the Board of Directors, in addition to the legal and statutory duties: a) To ensure the constant evolution and development of the corporate governance system of Eletrobras and to implement best corporate governance practices.*
>
> *6.2. It is the duty of every Board Member, beyond those provided for by the applicable law and the Bylaws: a) To know and comply with the Corporate Governance Guide of Eletrobras; to protect its governance system; and to respect the rules governing the relationships among governance agents. [emphasis added]*

2. Code of Conduct

The Company's Code of Conduct, which governs the conduct of its professionals and Board Members, sets forth clear rules regarding the responsibility to protect the Company's image and to act ethically. In particular, the Code prohibits actions that may harm the image of the Company or its professionals.

In the section **"PROTECTING THE COMPANY'S IMAGE"** (page 19), it is emphasized that the Company's reputation depends on responsible decisions, sound management, and ethical conduct. For this reason, the Code advises that personal opinions expressed on social media should not be associated with the Company and should not contain false, inaccurate, or confidential information about Eletrobras.

“

> *PROTECTING THE COMPANY'S IMAGE The Company's reputation is built on responsible and correct business decisions, management practices, and the ethical conduct of each of its professionals. One must be aware that everything done and said, in public spaces, whether physical or virtual, where the Company's name is involved, may impact its image in various ways and dimensions.*
>
> *MUST:*
>
> - *Only express the Company's name when duly authorized or qualified to do so, respecting the areas responsible for communication with the media and the provision of information to the press and the capital markets;*
> - *When expressing personal views on social media, exercise care to avoid the misuse of the Company's name;*
> - *Act as a point of contact and brand ambassador, generating positive value and reputation in relationships with the public.*
>
> *MUST NOT:*
>
> - *Engage in acts harmful to the image of Eletrobras, nor to the image or honor of its professionals in any type of communication;*
> - ***Engage in any kind of political or religious advertising or propaganda, nor commercial advertising, within or outside the workplace, making use of the status as a professional of Eletrobras.***
>
> ***ON SOCIAL MEDIA, ONE MUST NEVER:***
>
> - ***Publish, share, comment, receive, store, send, or forward messages containing content that contravenes the policies and guidelines of Eletrobras or any legal norms, whether accessed from the corporate network and/or when the author is identified as an employee of the company;***
> - *Offend Eletrobras, its professionals, partners, suppliers, or competitors;*
> - *Produce or disseminate false news or unverified facts about Eletrobras, its professionals, partners, and competitors*
> - *Publish content that disrespects copyright rights, such as, for example, the illegal distribution of software, music, videos, or private commercial content, whether accessed from the corporate network and/or when the author is identified as an employee of the company;*
> - *Disseminate untruthful, inaccurate, or confidential information about Eletrobras, its professionals, partners, and competitors, whether accessed from the corporate network and/or when the author is identified as an employee of the company.*
>
> *Private Activities*
>
> *Professionals of Eletrobras must observe internal policies when engaging in external or private professional activities.*
>
> *THESE ACTIVITIES MUST NOT:*
>
> - *Conflict with the business or interests of Eletrobras;*
> - ***Negatively impact the reputation or image of the company;*** [emphasis added]

3. Law No. 6,404, of December 15, 1976 (Brazilian Corporations Law)

Article 155 of the Corporations Law imposes the Duty of Loyalty and the Duty of Due Care on the managers towards the Company, prohibiting the omission or improper use of information, as well as the use of information to obtain undue advantage.

Duty of Due Care

According to Article 153 of the Corporations Law, managers must act with the same care and attention that a prudent and responsible person would adopt in managing their own business. This means that they must:

- **Act in good faith**, prioritizing the interests of the company and avoiding conflicts of interest;
- **Demonstrate loyalty**, placing the company's interests above any personal interests;
- **Act with due care**, making well-founded decisions based on reliable information.

Duty of Loyalty

In addition to the duty of the due care, the law also imposes on managers the **Duty of Loyalty** (Article 155 of the Corporations Law), which requires that all their actions be guided by the best interests of the company. This includes:

- Prioritizing the Company's objectives over personal interests or the interests of third parties;
- Maintaining confidentiality regarding internal information that has not yet been disclosed to the market;
- Exercising discretion concerning the Company's activities, disclosing any actual or potential irregularities discreetly and prudently, so as not to cause harm to others or to the Company itself.

Unblemished Reputation

Article 147 of Law No. 6,404/76 (Brazilian Corporate Law) requires that members of the Board of Directors maintain an unblemished reputation, which entails acting with loyalty, honesty, and due care, always observing the best interests of the Company.

> "
> *Article 155. The manager must serve the company with loyalty and maintain confidentiality regarding its business, and is prohibited from:*
>
> *I - using, for his or her own benefit or for the benefit of others, with or without detriment to the company, business opportunities of which he or she becomes aware by reason of holding office;*
>
> *II - omitting himself or herself in the exercise or protection of the rights of the company or, aiming to obtain advantages for himself or herself or for others, failing to take advantage of business opportunities of interest to the company;*
>
> *III - acquiring, for the purpose of reselling at a profit, any asset or right that he or she knows is necessary to the company or that the company intends to acquire.*
>
> *Article 153. The manager of the company must exercise, in the performance of his or her duties, the care and due diligence that any active and honest person customarily employs in the management of his or her own affairs.*

4. Política de Indicações da Eletrobras

The Nomination Policy establishes that the Company must consider, for the purposes of assessing the requirement of an unblemished reputation of a manager, **the existence of serious misconduct related to the breach of the Code of Conduct**.

> "
> *4.1.5.1 For the purposes of assessing the requirement of an unblemished reputation, the company must consider, at a minimum, the following parameters regarding the nominee:*
>
> *[...]*
>
> *c. not having committed serious misconduct related to the breach of the Code of Conduct of Eletrobras, the Anti-Corruption Program of the Eletrobras companies, or other internal regulations of the company, when applicable.*

4. ANALYSIS OF FINDINGS AND EVIDENCE

1. Minutes of the Board of Directors' Meetings

It was verified that the minutes of the Board of Directors' meetings addressing the Novo Mercado topic, signed by all members of the Board of Directors, attest to the self-declaration of conflict by the Board Members involved in the matter of the conversion of preferred shares into common shares, as well as their absence throughout the entire period of discussion and deliberation on the matter.

> "
> **RCA 950 – October 26, 2022**
>
> *DEL-152/2022. Strategic guidance aimed at the initiative for listing on the Novo Mercado of B3, with the consequent disclosure of a material fact to the market.*
>
> *At the outset of the presentation, Board Member PBL inquired of the guests whether the presentation would include any discussion specifically regarding a potential proposal for the conversion of preferred shares into common shares.* ***In this regard, he warned about his potential conflict of interest concerning the specific topic of the conversion****, given that he manages investment funds that hold preferred shares of da Eletrobras. In response, Director Camila Araújo and Mr. Marcelo Saad informed that the material for this meeting does not specifically address the methodology for the conversion, which would be presented to the Board at another opportunity. Additionally, they pointed out that the material for this meeting merely mentions the conversion as one of the necessary steps for enabling the project of migrating to the Novo Mercado, and that this information is already publicly known in the market. In light of the explanations provided, Board Member PBL recorded his understanding that the material now presented would not, at that moment, trigger a conflict of interest, and thus he participated in the presentation and deliberation phases of the meeting.*

RCA 951 – October 28, 2022

*At the outset of the presentation, Board Members VFC and PBL alleged a potential conflict of interest, given that they are holders and/or managers of investment funds that include Class "B" preferred shares issued by **Eletrobras** in their portfolios. For this reason,* ***they withdrew from the meeting room before the subject under reference was presented to the board, remaining absent throughout the entire period of discussion and deliberation on the matter in question.***

RCA 955 – November 17, 2022

At the outset of the presentation, Board Members VFC and PBL alleged a potential conflict of interest, given that they are holders and/or managers of investment funds that include Class "B" preferred shares issued by Eletrobras in their portfolios. For this reason, ***they withdrew from the meeting room before the subject under reference was presented to the board, remaining absent throughout the entire period of discussion and deliberation on the matter in question.***

RCA 956 – November 22, 2022

Subsequently, Director Camila Araújo began, with the support of consultants from Laplace finanças, the presentation on additional information requested by the board regarding the proposal for the conversion of Class "B" preferred shares into common shares. At the out set of this specific presentation, Board Members VFC and PBL alleged a potential conflict of interest, given that they are holders and/or managers of investment funds that include Class "B" preferred shares issued by Eletrobras. For this reason, ***they withdrew from the meeting room before the subject under reference was presented to the board, remaining absent throughout the entire period of discussion and deliberation on the matter in question.***

RCA 957 – November 28, 2022

Presentation on the Proposed Conversion Ratio of PNB Preferred Shares into Common Shares:

Concluding the exposure and debates on the merits of migrating to the Novo Mercado, Director Camila Araújo began the presentation on the proposal for the conversion of Class "B" preferred shares into common shares. At the outset of this specific presentation, Board Members VFC and PBL alleged a potential conflict of interest, given that they are holders and/or managers of investment funds that include Class "B" preferred shares issued by Eletrobras. For this reason, ***they withdrew from the meeting room before the subject under reference was presented to the board, remaining absent throughout the entire period of discussion and deliberation on the matter in question.***

It was also verified that the minutes of the Board of Directors' meetings addressing dividends, the classification of Petrobras as a competitor company and related mitigation measures, as well as the analysis of the independence and potential conflict of the Board Members, evidence facts contrary to those alleged in the publications made by the Board Member. All these matters were the subject of thorough analysis by the governance team, which supported the review and deliberation by the Board of Directors.

"

RCA – December 12, 2024 [Topic: "Dividends" – Minutes signed by all Board Members]

6. Alignment regarding the macroeconomic scenario, capital structure, and dividend payment methodology. Vice Presidents Eduardo Haiama and Elio Wolf gave an inaugural presentation on the topic. The other guests were excused, and ***the members of the Board of Directors discussed and aligned the basic premises and strategic drivers related to the Company's capital structure and capital allocation strategy, and the construction of the methodology and policy for dividend payments, considering macroeconomic and strategic scenarios for the Company. [emphasis added]***

RCA – December 20, 2024 [Topic: "Dividends" – Minutes signed by all Board Members]

The Board Members cast their votes based on the documentation provided and, exercising their judgment of merit, decided to approve the following matters for deliberation:

DEL-218/2024. Deliberation on Interim Dividends. RES-632, dated December 19, 2024

- Deliberative quorum: ***Unanimity,*** *according to the proposal of the Executive Board (RES632, dated December 19, 2024). [emphasis added]*

RCA – April 18, 2024 [Topic: "Analysis – Petrobras as a Competitor and Mitigating Measures" – Minutes signed by all Board Members]

7.1. Formalization of the Board's understanding regarding the Technical Note on the classification of Petrobras within the concept of a competitor of Eletrobras and its potential impacts on the performance of its Governance Agents.

The Vice Presidency of Governance, Risk, Compliance, and Sustainability – VGR presented to the Board the main grounds and recommendations contained in Technical Note VGR-001/2024, dated March 28, 2024, which analyzed and concluded that Petrobras should be classified as a competitor of Eletrobras.

Subsequently, the floor was given to Board Member MGS, who, after making comments on the contents of the Technical Note, withdrew entirely from this discussion block, together with the governance team, for further discussion and deliberation in an executive session of the Board of Directors. [1]

[redacted]

Observation: Black bars were inserted solely and exclusively for the purpose of preserving Eletrobras' criteria for analyzing the existence of competition with other companies and its risk mitigation measures.

[redacted]

In this regard, the Board of Directors resolved (DEL-070):

1. ***To accept the understanding that Petróleo Brasileiro S/A - Petrobras is currently classified as a competitor of Eletrobras*** ***in the segments of energy generation and commercialization.*** [redacted]

[emphasis added]

RCA 1045 - January 24, 2025, Topic: "Analysis – Petrobras as Competitor and Mitigation Measures – Minutes pending signature, already signed by the majority:

(I) ***To determine the update of Eletrobras' technical position regarding Petrobras' current status as a competitor,***

[redacted] [2] [grifo nosso]

RCA 1047 - February 12, 2025 [Topic: "Analysis – Petrobras as Competitor and Mitigation Measures – Minutes pending signature, already signed by the majority

A. Technical Note VGR 001/2025 – Update of the analysis regarding the classification or not of Petrobras within the concept of a competitor of Eletrobras and its potential impacts on the performance of its Governance Agents.

1. The floor was given to the Vice President of Governance, Risk, Compliance, and Sustainability (CSA), who detailed to the board the main grounds, highlights, and conclusions of the referred Technical Note:

2. The scope of the report was to update the Company's analysis regarding the classification of Petrobras as a competitor of Eletrobras and its potential impacts on the performance of the Governance Agents;

3. The continuous monitoring of administrators by the Compliance Department of Eletrobras is a practice established in the Company's internal regulations;

[redacted] [2]

[2] **Observation:** Black bars were inserted solely and exclusively for the purpose of preserving Eletrobras' criteria for analyzing the existence of competition with other companies and its risk mitigation measures.

[redacted][3]

6. ***The conclusion of Technical Opinion CVM No. 89/2024/SEP/GEA-3 ("CVM Opinion") does not prevent Eletrobras from conducting its own materiality analysis*** *regarding competition, nor did it intend to analyze, from the perspective and impact on Eletrobras, the materiality of the competition with Petrobras. Therefore, the* ***CVM*** *Opinion would likewise not have the effect of affecting the Company's previous analyses and decisions on the matter, including DEL-070/2024.*

[redacted]

[redacted][3]

9. Conclusion for the ***ratification of the understanding that Petrobras remains characterized as a direct competitor and materially direct competitor of Eletrobras,*** *by operating under a regime of free competition in the segment of power generation and commercialization.*

At the end of the presentation, ***Board Member MGS expressed formal agreement with the content and conclusion of the opinion presented,*** *while emphasizing his understanding that: (i) Petrobras would not be a material competitor of Eletrobras, and therefore the principle of substance over form should be applied to the case, particularly considering relevant aspects such as the volume of energy generated and its contracts registered with the CCEE; (ii) materially, there was never any debate at Petrobras' Board of Directors regarding projects involving the renewable energy sector; (iii) in his view, the vast majority of Petrobras' contracts relate to the reserve capacity auction, with the remaining contracts referring to different and specific modalities consistent with other more predominant activities of Petrobras, such as refining; and (iv) in his perspective, competition between the companies does not occur concretely but rather exists in a more generic and theoretical spectrum.*

Subsequently, Board Member MFP expressed the understanding that: (i) specifically in relation to the reserve capacity auction, there is effective competition between the companies, since both compete for the resource made available by the Granting Authority. [redacted]

(ii) Petrobras has been exporting energy to Argentina and Uruguay., [redacted]

3; Upon gaining access to pricing strategy information, Petrobras could displace other hydroelectric generators in the export of this resource, thereby characterizing actual competition with Eletrobras.

- *Deliberation on the update of the analysis regarding Petrobras' classification within the concept of a competitor of Eletrobras*

A.1. Update of the analysis on whether Petrobras should be classified as a competitor of Eletrobras and its potential impacts on the performance of its Governance Agents.

Noting the absence of Board Member MGS during the period of deliberation on the matter, the other members of the Board of Directors, after considering the information and clarifications provided, in light of the grounds and conclusion set forth in Technical Note VGR 001/2025, deliberated on the matter and decided, unanimously:

1. ***To ratify the understanding that Petrobras remains characterized as a direct competitor and materially direct competitor of Eletrobras,*** *by operating under a regime of free competition in the segment of energy generation and commercialization;*
2. ***To maintain the statement in Eletrobras' Reference Form*** *that Petrobras is its direct and relevant competitor;*
3. ***To maintain the restriction of access to information*** *for individuals who may simultaneously hold statutory positions at Eletrobras and at a competitor company, with respect to matters related to the areas of activity classified under the competition regime. [emphasis added]*

RCA 1047 – February 12, 2025 [Topic: "Applicability of §3 of Article 143 of the Brazilian Corporations Law (LSA) to a Board Member – Minutes pending signature, already signed by the majority]

- *Technical Note VGR 002/2025 – Analysis on the applicability of §3 of Article 147 of the Brazilian Corporations Law (LSA) to a Board Member linked to Radar Gestora de Recursos Ltda.*

Continuing the meeting, the floor was given to the Vice President of Governance, Risk, Compliance, and Sustainability (CSA), who detailed to the board the main grounds, highlights, and conclusions of the referred Technical Note:

1. The scope of the report was to analyze the applicability or not of the prohibitions on election and inauguration set forth in §3 of Article 147 of Federal Law No. 6,404/76, concerning Board Member PBL, due to: (i) acting as an officer of Radar Gestora de Recursos Ltda. ("RADAR"); and (ii) RADAR being an investor in COMPANHIA PARANAENSE DE ENERGIA ("COPEL");

2. The analysis focused on item II of §3 of Article 147 of the Brazilian Corporations Law, since no holding of a statutory position by Board Member PBL in a competitor of Eletrobras was identified (item I);

3. As the current Bylaws of Eletrobras do not establish specific impediment hypotheses due to conflicts of interest, the applicability or not was analyzed regarding the only positively established hypothesis of presumed and permanent conflict of interest, as set forth in §§1 and 2 of Article 2 of Annex K of CVM Resolution No. 80/2022;

4. According to CVM regulations, in order to characterize a presumed and permanent conflict of interest, it is necessary to cumulatively meet two requirements: (i) the existence of Board Members in competing companies who have been elected with votes from the same shareholder holding sufficient capital stock to individually elect, through cumulative voting or individual ballot, the Board Members of each company, even if in practice the election was conducted by a slate and supported by other shareholders (first requirement); and (ii) the existence of a subordination relationship between the effectively elected Board Member and the shareholder who elected him (second requirement);

5. ***It was concluded that the cumulative requirements set forth in §§1 and 2 of Article 2 of Annex K of CVM Resolution No. 80/2022 were not met for purposes of characterizing a presumed permanent conflict of interest***

6. Additionally, ***it was found that:*** *(i)* ***Board Member PBL does not hold a management or statutory position in companies classified by Eletrobras as its competitors****, such that his duty of loyalty, for purposes of corporate liability, is owed only to Eletrobras and not to a competitor company – for this reason, he would not fall within any of the relative impediment hypotheses set forth in §3 of Article 147 of the Brazilian Corporations Law; and (ii) there would be no permanent impediment capable of preventing impartial and interest-aligned conduct towards the Company, meaning there would be no need for the prior adoption of any mitigating measures, without prejudice to the ongoing need to observe the fiduciary duties established in Article 156 of the Brazilian Corporations Law.*

---

[3] **Observation**: Black bars were inserted solely and exclusively for the purpose of preserving Eletrobras' criteria for analyzing the existence of competition with other companies and its risk mitigation measures.

At the conclusion of the presentation, Board Member MGS expressed the view that: (i) the opinion would have been limited to addressing the matter from a formal standpoint, without considering the principle of substance over form; (ii) RADAR, over the past few years, has consistently been successful in its nominations in the separate election dedicated to preferred shareholders; and (iii) the opinion should have included in its analysis the relevance of Radar's position and its impact on the results obtained by its partners.

In response, Board Member MSF, in his capacity as Vice President of Legal Affairs, emphasized, from a strictly legal perspective: (i) ***that it was appropriate for the governance opinions to have adopted a strict interpretation on both matters, given that they concern restrictions on the rights of shareholders and managers and considering the specific and limited nature of the CVM's regulations, and that it was not a matter of applying the principle of substance over form, but rather of assessing whether or not concrete situations fit within the prohibitive rule****; and (ii) that there is a substantial difference between the alleged recurrence of the election of administrators by certain shareholders and the actual characterization of a shareholder being able to independently elect a member of the board.*

Additionally, when questioned by Board Member MGS, the Vice President of Governance (CSA) clarified that the Board of Directors approved, on June 20, 2024, unanimously, the list of independent Board Members, based on the analysis conducted according to the criteria defined by [B]³ / CVM.

At the end of the presentation process, Chairman VFC and Vice President FVD invited the Board Members to express their views on the content and conclusion of the Technical Notes.

- *Analysis on the applicability or not of §3 of Article 143 of the Brazilian Corporations Law (LSA) to a Board Member linked to Radar Gestora de Recursos Ltda.*

Noting the absence of Board Member PBL during the period of deliberation on the matter, the other members of the Board of Directors, after considering the information and clarifications provided, deliberated on the matter.

Board Member MGS expressed his agreement, from a strictly formal perspective, with the conclusion of the report*, while reiterating his understanding that the opinion should have considered the principle of substance over form, as well as the relevance of Radar's position and its impact on the results obtained by its partners.*

Having recorded the above opinion, the other Board Members decided, in light of the grounds and conclusion set forth in Technical Note VGR 002/2024:

1. ***That Board Member PBL currently does not fall within any of the relative impediment hypotheses set forth in §3 of Article 147 of the Brazilian Corporations Law (LSA)****, and that there is no permanent impediment capable of preventing impartial and interest-aligned conduct towards the Company;*

2. ***That the cumulative requirements of §§1 and 2 of Article 2 of Annex K of CVM Resolution No. 80/2022*** *were not met, for the purposes of characterizing a presumed permanent conflict of interest;*

3. ***That there is no need for the prior adoption of any mitigating measure, without prejudice to the ongoing obligation to observe the fiduciary duties established in Article 156 of the Brazilian Corporations Law (LSA). [emphasis added]***

RCA 1023 – June 20, 2024 [Topic: "Analysis of the Independence Criteria of the Board Members – Minutes signed by all Board Members]

DEL-119/2024. Annual analysis of the independence criteria of the Board Members.

- Deliberative quorum: ***Unanimity****, with the favorable statement of the CPES recorded. [emphasis added]*

These facts evidence good governance practices, duly observed by the Company's governance system, in compliance with its Bylaws and internal regulations. Therefore, a reality contrary and distinct from the allegations and information published by Board Member Marcelo Gasparino da Silva is demonstrated.

Given the inaccuracy and lack of veracity of the information shared on social media, as well as its seriousness and potential for harm, the Board Member's conduct points to the characterization of the following violations:

2. Violation of the Internal Regulations of the Board of Directors

By disclosing information contrary to the reality of the facts, the Board Member breached his obligation to protect the Company's governance framework and to respect the rules governing the relationships among governance agents, as set forth in Articles 5.1 and 6.2 of the Internal Regulations.

3. Violation of the Company's Code of Conduct

In the publication disclosed on social media, it is verified that the Board Member disseminated information lacking factual substantiation and contrary to the reality of the facts that occurred and were duly recorded in minutes signed by all members of the Board of Directors — including Board Member Marcelo Gasparino da Silva.

The dissemination of untruthful information, without any factual evidence, directly contravenes the provisions prohibiting the dissemination of unverified or false news, especially on public platforms such as social media.

Specifically, the violation of the clause prohibiting the dissemination of false and harmful information about the Company constitutes an ethical breach, and may also be characterized as a serious violation, as it places the Company's reputation at risk and has the potential to cause legal and market repercussions.

4. Violation of the Duties of Loyalty and Due Care – Federal Law No. 6,404/1976

It is understood that there was a breach of the duty of due care and loyalty to the Company, given that the conduct under analysis disregards the principles of good governance by disseminating unfounded information without adequately consulting or clarifying the facts. The dissemination of inaccurate information violates the fulfillment of the duty of loyalty and transparency toward stakeholders, in addition to having the potential to compromise the Company's reputation.

In the present case, it was found that the publication made by the Board Member disregards these principles. By improperly disclosing internal information of the Board of Directors and distorting reality, the publication has the potential to compromise the integrity of governance and to endanger the credibility and stability of the Company.

5. CONCLUSION AND RECOMMENDATION

Considering the analysis conducted and the evidence gathered, it is concluded that the conduct of disclosing sensitive, unfounded, and untruthful information on social media — contrary to the facts recorded in the minutes of the Board of Directors and making reference to the names and initials of Board Members and a potential candidate for election at the General Meeting — may directly impact the trust and credibility of stakeholders in the Board of Directors, its other members, and the Company's governance framework, thereby exposing the Company to legal risks and damage to its reputation.

Additionally, the conduct violates the duty of loyalty and due care, as well as the principles described in the Code of Conduct related to safeguarding the Company's image and personal publications on social media, which the Board Member expressly undertook to observe upon assuming office as a member of the Board of Directors.

Considering that:

(1) The analyzed conduct revealed violations of the Internal Regulations of the Board of Directors, the Code of Conduct, and the duties of loyalty and due care incumbent upon every manager;

(2) The conduct may negatively affect the confidence in the Board and the reputation of the Company;

(3) The information disclosed does not correspond to the truthfulness of the facts that occurred and were recorded in the minutes of the Board of Directors' meetings, signed by all Board Members, including the Board Member responsible for the conduct under analysis;

(4) The dissemination of information lacking factual substantiation and contrary to reality, without prior consultation with or adequate clarification from the Company, breaches the Code of Conduct and negatively impacts public trust in corporate governance and the institutional image of Eletrobras, in addition to disregarding the principles of good governance and the rules governing relationships among governance agents;

(5) The violation of the clause prohibiting the dissemination of false and harmful information about the Company constitutes an ethical breach and may also be characterized as a serious violation, as it puts the Company's reputation at risk and has the potential to cause legal and market repercussions;

(6) Item 4.1.5.1 of the Eletrobras Nomination Policy establishes that the existence of serious misconduct related to the breach of the Code of Conduct must be considered by the Company for the purposes of assessing the requirement of an unblemished reputation, provided for in Article 147 of the Brazilian Corporations Law (LSA) as an eligibility requirement;

It is concluded that the elements and evidence identified point to the characterization of a violation of the Company's legal and internal regulations, consisting of a breach of the duties of a manager and the Company's internal rules, particularly the Eletrobras Code of Conduct.

For this reason, it is recommended that:

(1) This opinion be submitted for acknowledgment to the Chairman of the Board of Directors and to the Statutory Audit and Risk Committee, in accordance with the Compliance Policy and the Whistleblower Channel and Manifestation Handling Policy;

(2) The Chairman of the Board of Directors provide notice of this opinion to the members of the Board of Directors;

(3) The Board of Directors, in a deliberative session without the participation of Board Member Marcelo Gasparino da Silva, assess the impacts and repercussions of the conduct in question, analyze the existence and extent of potential damage caused to the Company, and consider the existence of sufficient materiality to characterize the conduct as serious misconduct and to warrant the application of remedial and punitive measures;

(4) The Board of Directors discuss and internally align on a potential legal and communication strategy before the regulator and stakeholders, given the potential negative impact on the Company's reputation;

(5) The Chairman of the Board of Directors assess the need to call an extraordinary meeting to address the matter, based on the case of manifest urgency provided for in item 8.6 of the Internal Regulations of the Board of Directors.

Camila Gualda Sampaio Araujo
Vice President of Governance and Sustainability

1. INTRODUCTION

This opinion aims to supplement Technical Note No. 003, dated March 27, 2025, which assessed the conduct of a Board Member in light of the governance rules applicable to Eletrobras and resulted in the issuance of a formal warning by the Board of Directors to Board Marcelo Gasparino da Silva on March 28, 2025.

This opinion is based on the following evidence of new facts: (1) public disclosure and sharing, through a screenshot, of a confidential document that had been confidentially submitted for deliberation by the Board of Directors; and (2) recurrence of the conduct of publicly criticizing decisions duly approved by the Board of Directors – including decisions supported by his own favorable vote – thereby misleading shareholders and the public regarding the legitimacy of the board's unanimous resolution and undermining public confidence in Eletrobras' corporate governance and institutional image.

This opinion will be made available for the Board of Directors' reanalysis and reassessment of the potential impacts on the reputation of the Company and its managers, as well as of the possible additional consequences and measures beyond the warning already issued to the Board Member.

Factual Summary

Marcelo Gasparino da Silva, an independent member of the Board of Directors of Eletrobras and coordinator of the Sustainability Committee, after having been duly and formally warned by the Board of Directors, once again used his personal social media profile to: **(i)** disclose and share an image (screenshot) of a confidential document, submitted under a reserved and confidential status for review and deliberation by the Board of Directors; and **(ii)** repeatedly disclose to the public allegations and information involving the Board of Directors and its members, in a decontextualized manner and not supported by facts — a practice that undermines the credibility of the Board, weakens trust in the Company's governance system, and compromises the Company's institutional integrity before its stakeholders.

The publications were made repeatedly and successively on LinkedIn between April 10 and April 13, 2025.

In his recurrent conduct evidenced by the posts cited in item 2 of this report, the Board Member:

(1) discloses and shares a screenshot of a confidential document, submitted confidentially for deliberation by the Board of Directors;

(2) discloses content of his consultation with the CVM, suggesting that the Board of Directors had decided, without his favorable vote, to propose a board composition with an even number (10 members), further implying, from his perspective, that such proposal would allegedly contribute to the consolidation of a power bloc within the Board of Directors. In this regard, he misleads shareholders and the public about the unanimity of the resolution, which in fact included his own favorable vote;

(3) reports having received a formal warning from the Chairman of the Board of Directors of Eletrobras on March 28, 2025, allegedly motivated by posts made on LinkedIn;

(4) contests the contents of the Shareholders' Letter filed by Eletrobras on April 10, 2025, alleging a supposed non-observance of best practices in the nomination and succession process, and further alleging that no extensive process was conducted in the evaluation of certain candidates for the Board of Directors;;

(5) suggests that the Company was negligent in not disclosing the request for the adoption of cumulative voting made by certain shareholders of the Company.

2. FATOS IDENTIFICADOS

2.1. Publication made on April 10, 2025, by Board Member Marcelo Gasparino da Silva on his personal LinkedIn profile:

Marcelo Gasparino da Silva · 1º
Vice-Presidente do Conselho de Administração d...
20 h · Editado ·

Ao Mercado
Tenho reconhecimento pelo mercado, conforme provam os Mapas de Votação em eleições emblemáticas, como na Petrobras, na Vale, na USIMINAS e na própria Eletrobras na AGE de 03/12/2012, e nas AGOs de 2013 e 2016.
E pago um preço muito caro.
Dia 28/03/25 recebi Advertência Formal pelo PCA da ELET, pelas postagens que fiz no Linkedin.
Mas em face de inverdades contidas na CARTA AOS ACIONISTAS de 10/04/25 publicada a horas atrás, que me atacam e ofendem a minha inteligência, prefiro ser julgado pelos acionistas da Companhia no crivo eleitoral, e pela CVM sobre a veracidade das informações constantes na referida Carta.
No Capítulo PROCESSO DE INDICAÇÃO E SUCESSÃO, dentre outras informações que a cronologia das Ordens do Dia das RCAs ocorridas entre Novembro de 2024 e Março de 2025, restará evidenciado que o alto padrão que se alega ter sido empreendido, na verdade está muito aquém do que as melhores práticas recomendam.
Mas vamos aos fatos: No detalhamento da avaliação do candidato Carlos Marcio Ferreira, afirma-se que "TAL NOMEAÇÃO FOI SUBMETIDA AO EXTENSO PROCESSO DE INDICAÇÃO E SUCESSÃO, ...". Mas documento arquivado na Sede da Companhia comprova que tal indicação foi apresentada no dia 25/03/25, mesma data em que ocorreu a reunião do Comitê de Pessoas e Governança que lhe avaliou, e da RCA que lhe aprovou.
Assim também ocorreu a indicação do candidato Pedro Batista de Lima Filho, a Carta chegou na ELET no mesmo dia 25.
Existe uma verdade que gerou muito desconforto a todo o Board. Na RCA de 20/03/25 um dos itens da Ordem do Dia

(continuação)

era a Aprovação da Lista de Candidatos ao CA, mas o Conselheiro e Coordenador do Comitê Pedro Batista propôs a retirada da Pauta, o que eu não aceitei, e no debate informei aos demais conselheiros que um nome já estava garantido na Lista, o do Senhor Carlos Ferreira (que não conheço e não pretendo fazer qualquer juízo de valor). Perguntei aos outros membros do Comitê, Conselheiro Felipe Dias e Conselheira Ana Silvia Matte o que achavam dessa "bola nas costas"? Felipe perguntou a Pedro, que nada esclareceu aos demais membros.
Isso está comprovado na Postagem que fiz no dia 24/03/25, cuja parte reproduzo:
"E eu vivi um ano desafiador em 2024, até que o candidato 'CF', que não apareceu mas aparecerá, virou a figura oculta na estratégia de PB..."
É dedutível que "CF" é Carlos Ferreira, e "PB" é Pedro Batista.
A Companhia não explica em sua "CARTA AOS ACIONISTAS", que tanto o Aviso aos Acionistas publicado dia 09/04/25 quando a Carta de hoje, decorrem do fato de que a Institutional Shareholder Services - ISS, renomada consultoria global de recomendação de voto aos acionistas para assembleias, emitiu seu Relatório sobre a AGO da Eletrobras no dia de ontem, e no referido relatório técnico, recomenda aos acionistas que votem em mim e se abstenham de votar no candidato CF. E no caso da Eleição em Separado de PNs recomenda aos acionistas votarem na candidata Rachel Maia, e se abstenham de votar em PB.
Peço seu voto de confiança

Marcelo Gasparino · 1º 20 h ···
Vice-Chairman of the Board of VALE, Independe...

Material RCA 25/03/25


Processo Sucessório

2.2.

Publication made on April 11, 2025, by Board Member Marcelo Gasparino da Silva on his personal LinkedIn profile::

Marcelo Gasparino da Silva · 1º
Vice-Presidente do Conselho de Administração d...
7 h ·

Ao Mercado.
Dado que todo o Conselho de Administração da Eletrobras tem conhecimento do conteúdo da minha Consulta a CVM, entendo que posso divulgá-la.
Sua origem foi a equivocada decisão de propor uma composição PAR do Board, um órgão Colegiado, onde decisões podem ocorrer por maioria, e o empate não é desejável, pois o "Voto de Minerva" (voto de qualidade do Presidente do Conselho de Administração), conselhos, os poderes (STF 11, Câmara Federal, Senado, STJ, etc) tem composição de número ÍMPAR.
Portanto, enxergar tudo que está acontecendo em termos de poder decisório, e aceitar silenciosamente a consolidação de um grupo de poder, é algo que os acionistas sabem que nunca irei concordar.
Segue a Consulta, em anexo:

Publication made on April 12, 2025, by Board Member Marcelo Gasparino da Silva on his personal LinkedIn profile:


Marcelo Gasparino da Silva · 1º

Bom dia Mercado,
Ontem, 11/04/25, a Eletrobras recebeu de alguns acionistas, REQUERIMENTO DE ADOÇÃO DO PROCESSO DE VOTO MÚLTIPLO para a Eleição ao Conselho de Administração que ocorrerá na AGO de 29/04/25.
Diferentemente da conduta adotada no dia 10/04, não houve divulgação ao Mercado de tão importante informação, pois uma vez apoiada por outros acionistas, será a forma como 6 ou 7 conselheiros indicados para concorrer nas vagas destinadas as Ações Ordinárias, com direito a voto.
Dando equidade de condições a todos os candidatos avulsos indicados por acionistas, compartilho tal informação com vocês.
Obrigado

GGC Grupo de Governança Corporativa

Acionistas Minoritários pedem a instalação de processo de Voto Múltiplo na eleição do Conselho de Administração da Eletrobras. ...mais

Publication made on April 13, 2025, by Board Member Marcelo Gasparino da Silva on his personal LinkedIn profile:


Marcelo Gasparino · 1º

Vice-Chairman of the Board of VALE, Inde...

To the Market.

Given that the entire Board of Directors of Eletrobras is aware of the content of my inquiry to the CVM, I understand that I can disclose it.

Its origin was the mistaken decision to propose an EVEN composition of the Board, a Collegiate body, where decisions can be made by majority, and a tie is not desirable, since the "Minerva Vote" (quality vote of the Chairman of the Board of Directors), Congress, and Courts (Supreme Court-STF 11 members, Federal Chamber, Senate, STJ, etc.) have an ODD number of compositions.

Therefore, seeing everything that is happening in terms of decision-making power, and silently accepting the consolidation of a power group, is something that shareholders know I will never agree with.

(continuação)


See, attached Minutes of the BoD meeting of 03/25/25 published by ELET, which contains in the attachment my Statement and Vote against the proposed changes to the Bylaws, and the work of the People and Governance Committee, which concluded by recommending to the Board a list that coincidentally contains the two candidates nominated by the same shareholders who support the reappointment of the Coordinator himself, disregarding, at that time, the two candidates nominated by Banco Clássico, the largest Brazilian private shareholder of the Company.
#corporategovernance

3. FINDINGS AND PRELIMINARY INDICATIONS

The publications made by Marcelo Gasparino da Silva on the LinkedIn social media platform were analyzed, and the following were identified:

i. **Disclosure and sharing, through a screenshot, of a confidential document, submitted confidentially for deliberation by the Board of Directors.**
   - Indications of violations of the Corporate Document and Information Management Policy and the Information Security Incident Handling Regulation.

ii. **Recurrences of conduct involving public criticism of decisions duly approved by the Board of Directors — including decisions supported by his own favorable vote — thereby misleading shareholders and the public, a matter that had already been the subject of a formal warning issued by the Board of Directors on March 28, 2025.**
   - New indications of violations of applicable legislation, regulations, internal rules, and the Company's Code of Conduct.

The **recurrent conduct**, aggravated by the disclosure of an image (screenshot) of a confidential and reserved document, triggers the application of the following internal regulations of the Company:

1. Whistleblower Channel and Manifestation Handling Policy

According to the Whistleblower Channel and Manifestation Handling Policy, the disciplinary measure must be proportional to the seriousness of the conduct. Recurrence, in turn, is expressly considered an aggravating factor, and may elevate a minor infraction to the level of a moderate one, and a moderate infraction to the level of a serious one – with a direct impact on the proportionality of the applicable sanction.

"

> *4.6.2.1 The disciplinary measure applied must be proportional to the infraction duly verified by the manifestation handling area or directly detected by leadership, and evaluated according to the seriousness of the conduct in the specific case, observing the following premises:*
>
> *a) Minor infraction: conduct, by action or omission, that does not cause material or reputational damage relevant to Eletrobras and does not cause physical or moral harm to other people.*
>
> *b) Moderate infraction: conduct, by action or omission, that causes material or reputational damage to Eletrobras that can be remedied by internal measures adopted.* ***Recurrence of a minor infraction shall be considered a moderate infraction.***
>
> *c) Serious infraction: conduct, by action or omission, that causes material or reputational damage relevant to Eletrobras or causes physical or moral harm to other people.* ***Recurrence of a moderate infraction shall be considered a serious infraction.***

2. Corporate Document and Information Management Policy and Information Security Incident Handling Regulation

Both Company's internal regulations contain express rules regarding access to and the availability of corporate documents classified as confidential.

"

> *Corporate Document and Information Management Policy*
>
> *6.20 Confidentiality – property that limits* ***access to information solely to entities authorized by the information owner.***
>
> *Information Security Incident Handling Regulation*
>
> *Confidentiality of information –* ***property that requires that information not be made available, without authorization, to any physical person, system, body, or entity****, thus avoiding the possibility of harm to the company and the privacy of individuals. It refers to the classification attributed to data or confidential information due to its nature or content, restricting access solely to authorized employees.*

3. Code of Conduct

The Company's Code of Conduct, which also governs the actions of its Board Members, establishes clear rules regarding the responsibility to protect the Company's image and to act ethically. In particular, the Code prohibits practices that may harm the image of the Company or its professionals.

In the section "**PROTECTING THE COMPANY'S IMAGE**" (page 19), it is emphasized that the Company's reputation depends on responsible decisions, sound management, and ethical conduct. For this reason, the Code advises that personal opinions expressed on social media should not be associated with the Company, nor should they contain false, inaccurate, or confidential information about Eletrobras.

"

> ***MUST:***
>
> *•* ***Always maintain confidentiality*** *over privileged,* ***confidential****, and sensitive information, disclosing it only to those who legitimately have the right to access it/*
>
> *ON SOCIAL MEDIA,* ***ONE MUST NEVER:***
>
> *•* ***Publish, share****, comment, receive, store, send, or forward messages containing content* ***that contravenes the policies and guidelines of Eletrobras or any legal rule****, whether accessed through the corporate network and/or if the author identifies themselves as an employee of the Company;*
>
> *• Offend a Eletrobras, its professionals, partners, suppliers, or competitors;*
>
> *•* ***Produce or disseminate false news or unverified facts*** *about Eletrobras, its professionals, partners, and competitors;*

• ***Disclose untruthful, incorrect, or confidential information*** *about Eletrobras, its professionals, partners, and competitors, whether accessed through the corporate network and/or if the author identifies themselves as an employee of the Company.*

PRESERVING THE COMPANY'S REPUTATION. The ***company's reputation*** *is built on responsible and sound business decisions, sound management practices, and the ethical conduct of each of its professionals. It is important to be aware that* ***everything one does or says in public spaces—whether physical or virtual—when the company's name is involved, may impact its image*** *in various ways and to different degrees.*

MUST NOT:

• ***Engage in acts harmful to the image of Eletrobras****, or to the image or honor of its professionals, through any type of media communication.*

ON SOCIAL MEDIA, ONE MUST NEVER:

• ***Publish, share, comment, receive, store, send, or forward messages containing content that contravenes the policies and guidelines of Eletrobras or any legal rule****, whether accessed through the corporate network and/or if the author identifies themselves as an employee of the Company;*

Professionals of Eletrobras must observe internal regulations when engaging in external professional activities.

THESE ACTIVITIES MUST NOT:

• *Conflict with the business and interests of Eletrobras;*

• ***Negatively reflect on the Company's reputation or image;*** *→ [emphasis added]*

4. Federal Law No. 6,404, of December 15, 1976 (Brazilian Corporations Law)

Article 155 of the Brazilian Corporations Law imposes on administrators the duty of confidentiality and loyalty to the Company, prohibiting the omission or misuse of information, or the use of information to obtain undue advantage.

Duty of Confidentiality and Loyalty

In addition to due care, the law also imposes on administrators the duty of confidentiality and loyalty (Article 155 of the Brazilian Corporations Law), which requires that all of their actions be guided by the best interests of the Company. This includes:

- Prioritizing the Company's objectives over personal interests or the interests of third parties;
- Maintaining confidentiality over internal information that has not yet been disclosed to the market;
- Exercising discretion regarding the Company's activities, disclosing any eventual or potential irregularities discreetly and serenely, so as not to cause harm to others or to the Company itself.

5. Internal Regulations of the Board of Directors

The Internal Regulations of the Company's Board of Directors establish that Board Members have the duty to respect governance rules and to act with due care and loyalty. The elected and sworn-in Board Member is fully subject to the Internal Regulations of the Board of Directors, the Code of Conduct, and the other rules in force within the Company.

"

3.3. The inauguration into the position of Board Member of the Company shall observe the conditions imposed by Article 147 of Federal Law No. 6,404, of December 15, 1976 ("LSA"), as well as those provided for in the Company's internal regulations, and shall occur through the signing of a term of investiture recorded in the Company's own book, signed within thirty days following the election, ***which must include the Board Member's submission to the Code of Conduct, the Internal Regulations of the Board of Directors, and the other rules in force within the Company****, as well as the declaration referred to in Article 2 of Annex K of CVM Resolution No. 80, dated March 29, 2022, with its subsequent amendments or any new provisions.*

6.2. It is the duty of every Board Member, in addition to those provided by applicable law and the Bylaws: a) To be familiar with and observe the Corporate Governance Guide of Eletrobras, to protect its governance system and respect the rules of interaction among governance agents; b) ***To maintain confidentiality*** *and ensure the protection of any information that has not yet been disclosed to the market and that may influence the trading price of securities.*

8.23. All participants must commit ***to maintaining the confidentiality of documents and information*** *not yet disclosed to the market, regarding which they gain knowledge during meetings, and must remain in the meeting room only for the period when their participation is necessary or for the period deemed appropriate by the Board.* ***[emphasis added]***

Unblemished Reputation

Article 147 of Law No. 6,404/76 (Brazilian Corporations Law) requires that members of the Board of Directors maintain an unblemished reputation, which entails acting with loyalty, honesty, and due care, always observing the interests of the Company.

6. Nomination Policy of Eletrobras

The Nomination Policy establishes that the Company must consider, for purposes of assessing the requirement of an unblemished reputation of an administrator, **the existence of serious misconduct related to the breach of the Code of Conduct**.

"

> *4.1.5.1 For purposes of assessing the requirement of an unblemished reputation, the company must consider, at a minimum, the following parameters regarding the nominee:*
>
> *[...]*
>
> *c. not having serious misconduct related to the breach of the Code of Conduct of Eletrobras, the Anti-Corruption Program of Eletrobras companies, or other internal regulations of the company, when applicable.*

4. ANALYSIS OF FINDINGS AND INDICATIONS

(1) Disclosure and sharing, through a screenshot, of a confidential document, submitted confidentially for deliberation by the Board of Directors.

i. **Violation** of the Corporate Document and Information Management Policy;

ii. **Violation** of the Information Security Incident Handling Regulation;

iii. **Violation** of the Code of Conduct;

iv. **Registration of a data breach incident** and respective analysis regarding potential risks to the Company's cybersecurity and violations of good practices of information security governance.

It was verified that, even without evaluating the merits of the content of the confidential document publicly leaked on LinkedIn, the Board Member clearly engaged in a violation of the Company's internal regulations, fiduciary duties, and good practices of information security governance.

The conduct was further aggravated by the fact that the Board Member had previously edited the image of the document he shared on his social media, deliberately removing the "confidential" watermark, in an apparent attempt to conceal its restricted nature — as can be seen from the original image (below).


Conselho de Administração
Conselho Fiscal

(2) Recurrence of the conduct of publicly criticizing decisions duly approved by the Board of Directors – including those supported by his own favorable vote – misleading shareholders and the public, already the subject of a formal warning issued by the Board of Directors on March 28, 2025.

a. <u>Minutes of the Company's Board of Directors' meeting recording the Board Member's favorable vote</u>.

It was verified, in the minutes of the 1,045th meeting of the Board of Directors, held on January 24, 2025, that Board Member Marcelo Gasparino da Silva voted favorably on the proposal for a bylaw amendment to modify the composition of the Board of Directors to 10 (ten) members. The proposal was unanimously approved by the Board of Directors (DEL-012/2025) and was likewise approved at the general shareholders' meeting held on February 26, 2025.

Additionally, after voting favorably on the amendment to the composition of the Board of Directors to 10 (ten) members, Board Member Marcelo Gasparino da Silva sent an email on January 30, 2025, at 3:48 p.m., addressed to the Chairman of the Board of Directors, the President of the Company, and the governance area, requesting that the Company consider including in the negotiation a mechanism for separate election for the Federal Government, ensuring it the right to elect members to the Board of Directors proportionally to its ownership stake in the Company's total capital.

Likewise, during the 1,054th meeting of the Board of Directors, held on March 26, 2025, the Board Member expressly reaffirmed his favorable position by signing the Settlement Agreement No. 07/2025 with the Federal Government (ADI No. 7,385 before the STF), reaffirming his favorable vote regarding the composition of the Board of Directors with 10 members.

These voting records and statements within the Company's internal environment explicitly contradict the claims that the same Board Member disclosed on his LinkedIn social media profile, including in his communication with the CVM.

b. New indications of violations of legislation, regulations, internal rules, and the Company's Code of Conduct:

i. **Violation** of the Internal Regulations of the Board of Directors.

ii. **Violation** of the Company's Code of Conduct.

iii. **Violation** of the duties of loyalty and due care – Law No. 6,404/1976.

c. Questioning doubts regarding the credibility, reliability, and proper functioning of the Company's governance system, lacking factual substantiation and contrary to the reality of the facts recorded in the minutes:

The verified facts demonstrate that the independent external consulting firm Korn Ferry began, in February 2025, its work analyzing potential candidates for the Board of Directors, including candidate Carlos Ferreira — who was expressly mentioned in posts made by Board Member Marcelo Gasparino da Silva. The facts collected unequivocally demonstrate that the aforementioned candidate was considered by the People Committee (CPES) and, additionally, had his name formally nominated by shareholders on March 25, 2025.

Thus, the insinuation that his candidacy would have been included in an untimely manner lacks factual basis, as it disregards that: (i) the name was properly analyzed by the independent external consulting firm; (ii) the nomination was formalized according to the Bylaws and the Management Proposal; and (iii) his consideration by CPES preceded the formalization of the nomination by the shareholders, which in no way invalidates the fact that the candidate underwent a duly conducted evaluation process. On the contrary, the fact that he was internally assessed and, later, nominated by shareholders only reinforces the legitimacy of his candidacy, evidencing the absence of any flaw or deviation in the selection process.

In light of the verified facts, the Board Member's posting appears to aim at an undue attempt to publicly delegitimize, for potential personal benefit, a regular process conducted in accordance with best governance practices. In this sense, the dissemination of unfounded allegations compromises the credibility of the selective process and exposes the Company to unnecessary risks.

It was also verified, in the minutes of the CPES meetings held on January 31, February 11, February 19, February 20, March 12, March 19, March 20, March 25, and March 27, 2025, and in the minutes of the Board of Directors' meetings held on February 12, February 20, March 20, March 25, and March 27, 2025, that the succession process involving the 2025 Annual General Shareholders' Meeting was the subject of extensive monitoring by the People and Governance Committee and the Board of Directors of the Company, having been constantly reported and highlighted:

(1) Conduct of two performance evaluation cycles for the Board of Directors and the Advisory Committees (2023–2024 and 2024–2025) by the independent external consulting firm Spencer Stuart (SS), as well as monitoring of the status and deliverables of the work developed by SS during the 2024–2025 Evaluation Cycle, with the commencement of activities on November 4, 2024, and the presentation of the competency matrix to the Board of Directors on February 20, 2025;

(2) The role of SS in the development of the Competency Matrix to assist in verifying the degree of adherence of the members of the Board of Directors to the competencies, skills, and experiences necessary for their proper performance, taking into account the results of the performance evaluation and also the inputs from the strategic plan;

(3) The status and deliverables of the work developed by the independent external consulting firm Korn Ferry (KF), including individual surveys with current Board members and the result of the survey conducted individually by KF with each Board Member, directly disclosed to each Board Member;

(4) Independent and impartial support and interaction by KF with the current Board members to collect individual perceptions about the 2025 succession, including support for the analysis of profiles and selection of potential candidates, as well as their respective fit into the competency matrix;

(5) The work of CPES was technically supported by the results of the evaluation cycle conducted by the consulting firm SS and by the results of the technical work carried out by the independent external consulting firm KF, based on the Competency Matrix (profile, functional expertise, and sector) populated with candidates adhering to the desired profile and experience;

(6) CPES, in accordance with its statutory and internal regulations, formalized a proposal to the Board of Directors regarding the composition it deemed most appropriate in terms of diversity of profiles and qualifications, in light of the Company's challenges, within the framework proposed for the Settlement Agreement, of its Matrix and other premises of the succession process, to be, if approved by the Board, submitted to the shareholders for deliberation at the General Meeting;

(7) The uniqueness and specificity of the 2025 Annual General Meeting, which required pari passu monitoring and alignment with the settlement process before the Federal Government (action pending before the STF), as well as the absence of final formalization by the Federal Government until March 27, 2025, and the indications to the Board of Directors — which compromised the possibility of bringing forward the conclusion of the works;

(8) It does not fall within the jurisdiction of the Board of Directors to analyze and/or discuss supposed dynamics and interactions involving the Company's shareholders.

Verificou-se também que:

(1) The formal warning issued by the Board of Directors was discussed in a meeting held on March 28, 2025, being supported by evidence that: (a) the conduct of the Director violated the Internal Rules of the Board of Directors, the Code of Conduct, and the duties of loyalty and diligence, given that the information disclosed did not reflect the truth of the facts occurred and recorded in the minutes of the Board of Directors' meetings, signed by all directors, including the Director himself; (b) the dissemination of information lacking factual substantiation, contrary to reality, without prior consultation or proper clarification of the facts with the Company, violated the Code of Conduct and presented the potential to cause negative impact on public trust in the Company's corporate governance and institutional image;

(2) The allegations made by the Director involving supposed dynamics and interactions among the Company's shareholders were neither guided by nor discussed by the Board of Directors, which analyzed only information duly formalized by the shareholders;

(3) The Director's allegations involving alleged maneuvers to favor nominees have no connection with the technical and objective nature of the process conducted by two independent external consulting firms, with statutory and internal support from the People Committee and with analysis and deliberation by the Board of Directors.

Such evidence explicitly contradicts what the Director disclosed on his LinkedIn profile.

Additionally, when insinuating omission by the Company regarding the disclosure of a request for the adoption of the multiple voting system filed by certain shareholders, the Director omits relevant information: under the terms of Article 141 of the Brazilian Corporations Law (LSA), only shareholders who hold, at least, 5% of the capital stock have the legal capacity to file such requests. Thus, requests that do not meet this legal requirement do not obligate the Company to disclose or implement changes to the voting system, nor do they produce binding legal effects.

5. REPERCUSSIONS IN THE MEDIA AND REPUTATIONAL IMPACT

Repercussions in the media were identified regarding the committed infractions, which generated an impact on the Company's institutional image, with potential harm to its reputation before the market, shareholders, and other interested parties.

Notícia • Estadão / Economia / Negócios

Conselho da Eletrobras: recomendações da consultoria ISS excluem 3 indicados e esquentam disputa

Relatório fortalece candidatos indicados por acionistas relevantes que correm por fora, como o megainvestidor Juca Abdalla, o atual conselheiro Marcelo Gasparino e a executiva Rachel Maia

ESTADÃO

Empresas Conselho de administração

Minoritários pressionam por eleição na Eletrobras

A Eletrobras começou a receber pedidos de sua base acionária para adoção do voto múltiplo na eleição de seu novo conselho de administração, que acontece em assembleia geral no próximo dia 29. Para que o formato seja adotado, conforme resolução da CVM, acionistas com mais de 5% dos votos devem formalizar pedido à companhia. Esse formato pode abrir espaço para aumentar a participação de acionistas com posições menores no quadro acionário.

Em carta encaminhada à Eletrobras, dez acionistas (cinco fundos e cinco pessoas físicas) formalizaram o pedido por voto múltiplo. O advogado e atual conselheiro Marcelo Gasparino – que tem sido mais vocal nas críticas ao processo de condução da eleição – divulgou o documento sob o argumento de dar "equidade de condições a todos os candidatos avulsos indicados por acionistas". ●

iNFRA

Disputa pelo Conselho da Eletrobras se acirra com 12 candidatos para sete vagas de acionistas privados

abril 15, 2025


Eletrobras

"

Infra Agency – 15.04.2025 – | Dispute for Eletrobras' Board: 12 candidates vie for 7 seats reserved for private shareholders

The composition of Eletrobras' Board of Directors has been the subject of intense dispute among shareholders. The company currently has 12 candidates competing for the 7 seats reserved for private shareholders on the Board. The Union will retain 3 of the 10 total seats, but the names indicated have not achieved consensus within the government. The election will take place on April 29 at the AGM (Annual General Meeting).

Marcelo Gasparino, current director, was not nominated by the Company's management for reappointment but enabled his candidacy through a self-nomination and has made public criticisms of the process. In his place, the Company recommended a new name: Carlos Marcio Ferreira, an experienced executive in the electric sector.

Gasparino has publicly defended his permanence. To Agência INFRA, the director emphasized that his 2025 nomination was made by the same group of shareholders that supported him in 2022, arguing that his presence on the Board adds value to the Company. ***Gasparino also stated that almost all other nominees for reappointment "arrived at the Board through the hands of [director] Pedro Batista."***

In publications on the social network LinkedIn, Gasparino claimed there was a risk of "consolidating a power group" on the Board. *He also referred to* ***the decision to establish a Board with an even number of members as misguided****, granting greater power to the Chairman, who has the casting vote in the event of a tie. The director also highlighted that he defends, for example, a more aggressive dividend distribution policy.*

Consultancy Recommendation

The dispute heated up even more after the ISS (Institutional Shareholder Services) consultancy recommended last week that shareholders vote for José João Abdalla Filho's candidates, leaving aside the recommendation for candidates supported by management: Carlos Ferreira and Daniel Alves Ferreira. Thus, Eletrobras disclosed a letter to the market withdrawing its nominations..

> *Of the seven seats allocated to private shareholders, six are elected by holders of common shares. For these seats, besides Carlos Ferreira, the company nominated for reappointment Vicente Falconi Campos, Ana Silvia Corso Matte, Daniel Alves Ferreira, Felipe Villela Dias, and Marisete Dadald Pereira.*
>
> *Director Pedro Batista, in turn, is seeking reappointment to the seat reserved for preferred shareholders, whose voting is conducted separately. Eletrobras' management nominated Batista for this seat. However, minority shareholders independently nominated Rachel de Oliveira Maia, who received a vote recommendation from ISS.*
>
> *Government nominations*
>
> *The nominees from the government for the Board are: Mauricio Tolmasquim, director at Petrobras; Silas Rondeau, president of ENBPar (Brazilian Company for Nuclear and Binational Energy Participation); and Nelson Hubner, Board Member at ENBPar.*
>
> *The first two nominees are already included in the preliminary voting bulletin. Before the AGM, Eletrobras will hold an extraordinary meeting to approve an agreement that would allow the government to have a third seat on the Board, for which Hubner has been nominated.*
>
> *Conflict of interest*
>
> *Marcelo Gasparino also sat on Petrobras' Board. In February, Petrobras announced to the market that he had resigned from his position. This move followed a complaint by the FUP (Single Federation of Oil Workers) against the participation of directors in the Boards of competing companies, citing a conflict of interest. According to Gasparino, the CVM (Brazilian Securities Commission) shelved the case.*
>
> *At Eletrobras, **the director reported on social media that he has faced difficulties since the incident, having been "prevented from participating in committee meetings' agendas, such as energy sales pricing, among others." He also stated that he was barred from participating in the Company's People and Governance Committee, "on the grounds of a conflict of interest because he is also a member of Vale's People and Compensation Committee**."*
>
> *The three directors nominated by the government to the Board may also face obstacles if they hold positions in other energy companies. According to sources, it is likely that Tolmasquim and Rondeau will resign from their current positions at Petrobras and ENBPar to assume seats on Eletrobras' Board.* [emphasis added]

6. CONCLUSION AND RECOMMENDATION

Considering the analysis conducted and the evidence gathered, it is concluded that: (1) the recurrence of conduct, already the subject of a formal warning issued by the Board of Directors on 03.28.2025, aggravated by (2) the recurrence of publicly expressing opinions contrary to decisions that the Director himself approved as a member of the Company's Board of Directors and also by (3) the disclosure and sharing, through a printout, of a confidential document, prepared confidentially for deliberation by the Board of Directors, once again exposed the Company in a manner consistent with legal risks and damages to its reputation.

Considering that:

(1) Recurrence is expressly considered an aggravating factor, capable of elevating a minor infraction to a medium infraction, and a medium infraction to a serious infraction, in accordance with the Whistleblower Channel and Complaints Handling Policy;

(2) The violation of the clause prohibiting the disclosure of confidential information and the dissemination of false and damaging information/claims about the company constitutes an ethical violation, which may further constitute a serious violation, as it puts the Company's reputation at risk with the potential to cause legal and market repercussions;

(3) Item 4.1.5.1 of the Eletrobras Nomination Policy establishes that the existence of a serious violation related to the breach of the Code of Conduct must be considered by the Company for purposes of assessing the requirement of unblemished reputation, provided for in Article 147 of the Brazilian Corporation Law (LSA) as an eligibility requirement;

It is concluded that: the recurrence of the infraction, the subject of the formal warning issued by the Board of Directors on 03.28.2025, aggravated by (i) the disclosure of a confidential document, prepared confidentially for deliberation by the Board of Directors, (ii) prior editing of the document that was later shared on the social network, deliberately removing the "confidential" watermark in an apparent attempt to conceal its restricted nature, and (iii) the recurrence of publicly expressing opinions contrary to decisions regularly approved by the Board of Directors — including those supported by the Director's own favorable vote — misleading shareholders and the public, constitutes the characterization of a **medium-level infraction against the Company's legal and internal standards**.

For this reason, **it is recommended that:**

(1) The present report be brought to the attention of the Chairman of the Board of Directors and the Statutory Audit and Risk Committee, in accordance with the Compliance Policy and the Whistleblower Channel and Complaints Handling Policy.

(2) The Chairman of the Board of Directors bring the present report to the attention of all members of the Board of Directors;

(3) The Board of Directors, in a deliberative session without the participation of Director Marcelo Gasparino da Silva, assess the impacts and repercussions of the recurrence of the conduct in question, analyze the existence and extent of potential damage to the Company, and consider the materiality of the facts for the purpose of assessing the gravity of the conduct;

(4) The Chairman of the Board of Directors inform the interested Director about the deliberation that will be taken by the board and the possible consequences provided for in case of a new infraction, informing that, according to the Company's internal rules, the recurrence of a medium-level infraction may be considered a serious infraction;

(5) The Board of Directors discuss and internally align a possible legal and communication strategy before the regulator and stakeholders, given the potential negative impact on the Company's reputation;

(6) The Chairman of the Board of Directors assess the need to call an extraordinary meeting to address the matter, under the hypothesis of manifest urgency provided for in item 8.6 of the Internal Regulations of the Board of Directors.

Camila Gualda Sampaio Araujo
Vice President of Governance and Sustainability

1. INTRODUCTION

This opinion is intended to complement the Technical Notes No. 003 and 006, of 03/27/2025 and 04/15/2025, which assessed the conduct and recurrence of conduct of a director in light of the governance rules applicable to Eletrobras and culminated in the application of two formal warnings by the Board of Directors to Director Marcelo Gasparino da Silva, respectively on 03.28.2025 (minor infraction) and 04.16.2025 (medium infraction).

This opinion is based on the following evidence of new facts:

(1) Publicizing and sharing with a third party, through the exchange of cell phone messages, confidential documents involving the evaluation process of the Board of Directors and its members; and

(2) Recurrence of the conduct of publicizing and sharing confidential and sensitive documents.

When the warning for a medium infraction was issued on 04.16.2025, the director was made aware of: (1) the need for strict compliance with the ethical principles and guidelines established in the Eletrobras' Code of Conduct, including the duty to ensure the integrity, reputation and confidentiality of the Company's information; and (2) that, according to the Company's internal rules, the reiteration of a medium infraction and a new recurrence may be characterized as serious misconduct, with all the consequences arising therefrom.

This opinion will be made available for re-analysis and reassessment by the Board of Directors as to the potential impacts on the reputation of the Company and its managers, as well as the possible consequences and additional referrals to the two warnings already applied to the manager, specifically with regard to the characterization of serious misconduct and other possible consequences arising from it.

Factual summary

Marcelo Gasparino da Silva, an independent member of the Eletrobras' Board of Directors and coordinator of the Sustainability Committee, after having been duly and justifiably warned on two occasions by the Board of Directors, has once again, for the second time, engaged in the conduct of disclosing and sharing secret and confidential Company documents with third parties, this time involving the process of evaluating the Board of Directors and its members.

His second recurrence is evidenced by the director's own publication on his personal profile on the LinkedIn social network, through which he disclosed, on 04.25.2025, a print that proves that he shared with a third party (an economics reporter at Folha de São Paulo), **without prior authorization from the Company and the independent external consultants**, by means of an exchange of cell phone messages on 04.24.2025, of two confidential and classified documents, namely:

(1) Evaluation Report of the Director himself, carried out by the independent external consultancy Spencer Stuart;

(2) Survey Report containing the results and information of the consultation regarding all members of the Board of Directors, carried out by the independent external consultancy Korn Ferry.

2. IDENTIFIED FACTS

2.1. Publication mande on 04/25/2025 by Board Member Marcelo Gasparino da Silva on his personal Linkedin profile:


Marcelo Gasparino da Silva
Vice-Presidente do Conselho de Administração da VALE
Bom dia!
Venho agradecer as diversas mensagens de apoio e solidariedade as diversas inverdades que tem tido plantadas na imprensa buscando macular minha posição pública de que a Eletrobras ter o melhor Management, é meu total e irrestrito apoio.
Ontem recebi mensagem de uma jornalista, cujo histórico da conversa eu divulgo em anexo pois ela é muito esclarecedora sobre meu posicionamento.
Nunca falei com ninguém do Governo sobre Eletrobras, tanto que afirmo: ... é a primeira vez que ouço isso. É muito desespero dos meus adversários..."
Como a Folha de S.Paulo não retirou do ar a dolosa matéria que me cita, peço que leiam a íntegra da conversa, e cheguem as suas próprias conclusões
do governo que eles acabaram de conseguir via acordo envolvendo a Eletronuclear. Como estão as danças das cadeiras no conselho?
Obrigada desde já
Bom dia Stéfanie, tudo bem?
Tudo bem sim.
Stéfanie Rigamonti Jornalista...
Olá, caro Gasparino. Tudo bem? Queria conversar contigo para entender como está o clima na Eletr...
+ 5

(continuation)


01:01
224
Stéfanie Rigamonti...
Stéfanie Rigamonti is a contact.
Yesterday
Olá, caro Gasparino. Tudo bem? Queria conversar contigo para entender como está o clima na Eletrobras com a entrada maior do governo que eles acabaram de conseguir via acordo envolvendo a Eletronuclear. Como estão as danças das cadeiras no conselho?
Obrigada desde já
Bom dia Stéfanie, tudo bem?
Tudo bem sim.
Stéfanie Rigamonti Jornalista...
Olá, caro Gasparino. Tudo bem? Queria conversar contigo para entender como está o clima na Eletr...
vou te mandar um material, depois você escreve as dúvidas
Perfeito. Obrigada
Marcelo Gasparino da Silva

(continuation)


01:01
224
Stéfanie Rigamonti...
Yesterday
Apresentação da AGOE.pdf
Forwarded
Apresentação da AGE.pdf
Forwarded
VALE_Carta_Acionistas_2024_Integral....
Carta Marcelo Gasparino aos Acionistas da VALE - Abril 2025
Forwarded
Avaliação do
Marcelo Gasparino da Silva

(continuation)


01:02
224
Stéfanie Rigamonti...
Yesterday
Aviso aos Acionistas - Carta aos Acionistas da Eletrobr...
Terceira Carta aos Acionistas da Eletrobras - do PCA 22/04/25
Forwarded
Carta_aos_Acionistas_Eletrobras_Mar...
Carta aos Acionistas da Eletrobras - 22/04/25 ISS
Forwarded
CentraisEletricas-BrasileirasSA_ELET6_194...
Marcelo Gasparino da Silva

(continuation)


01:02
224
Yesterday
Avaliação do Conselho_Eletrobras_Rel...
Spencer Stuart_Avaliação Marcelo Gasparino_Mar2025
Forwarded
Marcelo Gasparino - Sondagem formação chap...
com maior apoio político
não tem a mesma percepção externa, pois não receberam recomendação da Consultori
de Votos internacional
Marcelo Gasparino da Silva

(continuation)


01:02
224
da Eletrobras contra o seu
governo?
é a primeira vez que ouço isso. É muito desespero mesmo
trata-se apenas de uma questão pessoal entre o Conselheiro Pedro Batista e a minha pessoa
3G? Por quais acionistas?
Stéfanie Rigamonti Jornalista

(continuation)


01:03
224
Nome dos acionistas está no material que te compartilhei, acima
indicado. Vou procurar melhor
Tem um Aviso da Cia de
que informa
Ótimo, vou atrás aqui
Mas qual o poder do sr. Pedro Batista para conseguir te tirar da lista de recomendações por
Marcelo Gasparino da Silva

(continuation)


01:03
224
Encontrei a informação
postagens no Linkedin.
Meu ponto de vista Já está la
Só vi sua recomendação ao voto seu e do Juca Abdalla. Deixa eu ver tudo. Obrigada
Gasparino. Ouvi aqui que o senhor e o Juca não foram
indicados pela Eletrobras porque vocês buscam um acordo com os acionistas do governo para trocarem o CEO e
a diretoria.

(continuation)


01:04
224
Stéfanie Rigamonti...
Yesterday
Só vi sua recomendação ao voto seu e do Juca Abdalla. Deixa eu ver tudo. Obrigada
14:04
Gasparino. Ouvi aqui que o senhor e o Juca não foram indicados pela Eletrobras porque vocês buscam um acordo com os acionistas do governo para trocarem o CEO e a diretoria.
15:08
Stéfanie Rigamonti Jornalista...
Gasparino. Ouvi aqui que o senhor e o Juca não foram indicados pela Eletrobras porque vocês buscam u...
Kkk, o Ivan é o melhor CEO que eu já trabalhei
15:25
Hehehe. É muita fofoca, jornalista fica doidinho no meio rs. Obrigada, caro Gasparino
15:26
39
1
Marcelo Gasparino da Silva

(continuation)


07:33
224
Stéfanie Rigamonti...
Yesterday
23:54
Today
Bom dia, Gasparino. A nota não foi minha. Essa apuração toda quem fez foi meu editor. Eu estava fazendo uma outra apuração com você, que é minha fonte, e ele virou a matéria para isso. Enfim. Quer enviar um posicionamento? Dependendo como for, dá para fazer uma nova nota com seu posicionamento.
06:17
Quer me enviar exatamente o que você quer que eu coloque?
06:18
Stéfanie Rigamonti Jornalista...
Bom dia, Gasparino. A nota não foi minha. Essa apuração toda quem fez foi meu editor. Eu estava fazendo u...
Quem é seu editor?
You
Quem é seu editor?
39
1
Marcelo Gasparino da Silva

3. PRELIMINARY FINDINGS AND EVIDENCE

The publication made by Marcelo Gasparino da Silva on the LinkedIn social network was analyzed, and it was identified:

i. **Publicizing and sharing with a third party (an economics reporter at Folha de São Paulo), by means of an exchange of cell phone messages, without prior authorization from the Company and the independent external consultants, documents of a confidential and confidential nature involving the evaluation process of the Board of Directors and its members, namely:**

   (1) Evaluation Report of the Director himself, carried out by the independent external consultancy Spencer Stuart; and

   (2) Survey Report containing the results and information of the consultation regarding all members of the Board of Directors, carried out by the independent external consultancy Korn Ferry.

   - New evidence, in recurrent conduct, of infringements of the Policy for the Management of Corporate Documents and Information and the Regulations for the Processing of Information Security Incidents, as well as legislation, regulations, internal rules and the Company's Code of Conduct.

The second repeated conduct, already the subject of a first formal warning on 03.28.2025 and a second formal warning for a medium infraction on 04.16.2025, is embodied in the new disclosure to a third party of two documents of a confidential and confidential nature, **without prior authorization from the Company or the independent external consultants, and in the personal violation by the manager of the contracts entered into by the Company with Spencer Stuart and Korn Ferry**, attracting the application of the following contractual clauses, disclaimers and the Company's internal regulations:

1. **Contractual Clause - Contracts entered into by the Company with independent external consultants Spencer Stuart and Korn Ferry**

1

[redacted] [1]

2. **Disclaimer present in all reports made available by Spencer Stuart regarding the Eletrobras Board's evaluation process:**

"

This document has been prepared for the ***exclusive use of the client to whom it refers****. Due to the* ***confidential information*** *it contains, its* ***use must be controlled and limited to the internal Eletrobras participants*** *for whom the projects is intended.*

The information in this document is provided in good faith and is believed to be correct, but may require verification. Its content should only be considered compete when in connection with verbal explanations from a Spencer Stuart consultant.

[redacted]

[1] **Note:** Black bars were inserted solely for the purpose of preserving sections of the contracts signed with the consulting firms Korn Ferry and Spencer Stuart.

[redacted]

[redacted]

[redacted] [2] [grifo nosso]

3. Management Standard for the Complaints and Manifestations Channel

According to the Management Standard for the Complaints and Manifestations Channel, the disciplinary measure must be proportional to the seriousness of the conduct. Recidivism, in turn, is expressly considered an aggravating factor, which can elevate a minor infraction to the category of medium, and a medium infraction to the category of serious - with a direct impact on the proportionality of the applicable sanction.

"

> *4.6.2.1 The disciplinary measure applied must be proportional to the infraction duly verified by the manifestation handling area or detected directly by the leadership and evaluated according to the seriousness of the conduct of the specific case, observing the following premises:*
>
> *a) Minor infraction: conduct, action or omission, which does not cause material or relevant reputational damage to Eletrobras and, furthermore, which does not cause physical or moral damage to other people.*
>
> *b) Medium infraction: conduct, for action or omission, that causes material or reputational damage to Eletrobras that can be repaired with internal measures adopted.* ***A recurrence of a minor infraction will be considered a medium infraction.***
>
> *c) Serious infraction: conduct, by action or omission, that causes material or relevant reputational damage to Eletrobras or causes physical or moral damage to other people..* ***A recurrence of a medium infraction will be considered a serious infraction.*** [our emphasis]

4. Policy for the Management of Corporate Documents and Information and the Information Security Incident Handling Policy

Both of the Company's regulations have express rules on access to and availability of corporate documents classified as confidential

"

> *Policy for the Management of Corporate Documents and Information*
>
> *6.20 Confidentiality - property that limits the* ***access to information to only those entities authorized by the owner of the information.***
>
> *Regulation for the Handling of Information Security Incidents*
>
> *Confidentiality of information -* ***property that requires information not to be made available, without authorization, to an individual, system, body or entity****, avoiding the possibility of damage to the company and the privacy of individuals. It is a character attributed to confidential data or information due to its nature or content, restricting access to authorized collaborators only.* [our emphasis]

5. Code of Conduct

The Company's Code of Conduct, which also governs the actions of its directors, establishes clear rules on the responsibility to protect the company's image and act ethically. In particular, the Code prohibits the practice of acts that could damage the image of the company or its professionals.

[1] **Note:** Black bars were inserted solely for the purpose of preserving sections of the contracts signed with the consulting firms Korn Ferry and Spencer Stuart.

In the item **"CARING FOR THE COMPANY'S IMAGE"** (page 19), it is emphasized that the company's reputation depends on responsible decisions, good management and ethical conduct. For this reason, the Code advises that personal opinions on social media should not be associated with the company, nor should they contain false, inaccurate or confidential information about Eletrobras.

"

> *MUST:*
>
> *• **Always keep secret** about privileged, **confidential** and sensitive information, communicating it only to those who legitimately have the right to access i;*
>
> *ON SOCIAL MEDIA, NEVER:*
>
> *• **Publish, share**, comment, receive, store, send or forward messages **that contain content that contradicts Eletrobras' policies and guidelines or any legal rule**, when accessed from the corporate network and/or if the author identifies themselves as an employee of the company;*
>
> *• Offend Eletrobras, its professionals, partners, suppliers, competitors;*
>
> *• **Produce or disseminate fake news or unverified facts** about Eletrobras, professionals, partners and competitors;*
>
> *• **Broadcast untrue, incorrect or confidential information** about Eletrobras, its professionals, partners and competitors, or in accesses from the corporate network and/or if the author identifies him/herself as an employee of the company.*
>
> *CARRYING FOR THE COMPANY'S IMAGE*
>
> *The **company's reputation** is consolidated by responsible and correct business decisions, management practices and the ethical performance of each and every professional. You should be aware that **everything you do and say in public, physical or virtual spaces, where the company's name is involved, can impact its image** in various ways and dimensions.*
>
> *DO NOT:*
>
> *• **Practice acts harmful to the image of Eletrobras,** nor to the image or honor of its professionals in any type of media;*
>
> *Eletrobras' professionals must comply with internal regulations when carrying out private external professional activities.*
>
> *THESE ACTIVITIES MUST NOT:*
>
> *• Be in conflict with Eletrobras' business and interests;*
>
> *• **Reflect negatively on the company's reputation or image;*** [our emphasis]

6. Law No. 6.404, of December 15, 1976 (Brazilian Corporate Law)

Article 155 of the Brazilian Corporate Law imposes a duty of secrecy and loyalty on directors and officers towards the company, prohibiting the omission or improper use of information, or the use of information to gain an undue advantage.

Duty of Secrecy and Loyalty

In addition to diligence, the law also imposes a duty of secrecy and loyalty on directors (article 155 of the Brazilian Corporate Law), which requires that all their actions be guided by the best interests of the company. This includes:

- Prioritize the company's objectives above personal interests or those of third parties;
- Maintain secrecy about internal information that has not yet been disclosed to the market;
- Maintain reserve or discretion with regard to the Company's activities, disclosing any potential irregularities discreetly and calmly, so as not to cause damage to others or to the company itself.

7. Internal Regulations of the Board of Directors

The Internal Regulations of the Company's Board of Directors state that it is the duty of directors to respect the rules of governance and to act diligently and loyally. The director elected and sworn in is fully subject to the Internal Regulations of the Board of Directors, the Code of Conduct and the other rules in force at the Company.

"

> *3.3. The investiture in the position of director of the Company shall comply with the conditions imposed by art. 147 of Law no. 6.404, of December 15, 1976 ("Brazilian Corporate Law"), as well as those provided for in the Company's internal regulations, and shall take place by means of the signature of a deed of investiture drawn up in the appropriate book, signed within thirty days of the act of election, **which must include the submission of the administrator in office to the Code of Conduct, the Internal Regulations of the Board of Directors and the other regulations in force at the Company**, as well as the declaration referred to in art. 2 of Annex K to CVM Resolution no. 80 of March 29, 2022, as amended, or any successor regulatory provisions.*

> *6.2. It is the duty of every Board Member, in addition to those provided for in the legal system in force and in the Bylaws: a) To know and respect Eletrobras' Corporate Governance Guide, protect its governance system and respect the rules of relationship between governance agents; b)* ***To maintain secrecy*** *and ensure the safekeeping of any information that has not yet been disclosed to the market, obtained as a result of their position and capable of influencing the price of securities.*
>
> *8.23. All participants must undertake to* ***keep confidential any documents and information*** *not yet disclosed to the market of which they become aware during the meetings and must remain in the meeting room only for as long as their participation is necessary or for as long as the Board deems appropriate.* [our emphasis]

Unblemished reputation

Article 147 of Brazilian Corporate Law requires board members to maintain an unblemished reputation, which implies acting with loyalty, honesty and diligence, always observing the Company's interests.

8. Eletrobras' Appointments Policy

The Appointments Policy establishes that the Company must consider, for the purposes of assessing the requirement of an unblemished reputation of a manager, **the existence of serious misconduct related to non-compliance with the Code of Conduct**.

"

> *4.1.5.1 For the purposes of assessing the requirement of an unblemished reputation, the company must consider at least the following parameters regarding the nominee:*
>
> *[...]*
>
> *c. not having serious misconduct related to non-compliance with the Eletrobras Code of Conduct, the Anti-Corruption Program of Eletrobras companies or other internal regulations of the company, when applicable.*

4. ANALYSIS OF FINDINGS AND EVIDENCE

(1) Publicizing and sharing with third parties, without prior authorization, by means of an exchange of cell phone messages, of two confidential and secret documents involving the evaluation process of the Board of Directors and its members, prepared by the independent external consultants Spencer Stuart and Korn Ferry.

- **Violation** of the duty of secrecy and confidentiality provided for in the disclaimer and in the contracts signed by the Company with Spencer Stuart and Korn Ferry
- **Violation** of the Regulations for Handling Information Security Incidents.
- **Violation** of the Regulations for Handling Information Security Incidents.
- **Violation** of the Code of Conduct.
- **Violation** of the Internal Regulations of the Board of Directors.
- **Violation** of the duties of secrecy and loyalty – Brazilian Law No. 6.404/1976.
- **New record of a data leak incident** and respective analysis of the potential risks to the Company's cyber security and violations of good information security governance practices.

It was found that, even if the merits of the content of the two confidential documents leaked publicly to third parties were disregarded, the Director once again committed a flagrant violation of the Company's regulations, fiduciary duties and good information security governance practices.

The conduct is aggravated by the fact that:

(i) There has been a recurrence, for the second time, of the conduct of publishing and sharing confidential and sensitive documents, which has already been the subject of a formal warning for a medium infraction on 04.16.2025;

(ii) The content of the document is extremely sensitive and closely linked to the election process that will be submitted to the Ordinary General Meeting on 04.29. 2025, involving the result of an assessment not only of the Director himself (carried out by Spencer Stuart), but also the result of a survey of all the other members of the Board of Directors (carried out by Kom Ferry) - which could lead to material and concrete changes, to the benefit of the Director himself, in the outcome of the election at the shareholders' meeting;

(iii) The Director has violated the duty of secrecy and confidentiality expressly provided for in the disclaimer and in the contracts signed by the Company with Spencer Stuart and IKorn Ferry, which requires exclusive use by Eletrobras, controlled use limited to the Company's internal participants and strictly confidential treatment with absolute secrecy, with no possibility of sharing with third parties without prior and express authorization;

(iv) By breaching the Company's internal regulations and the express contractual duty assumed by the Company and its Directors towards the independent external consultants, the Director violates guarantees of mutual confidentiality assumed and provided by both Eletrobras and the consultants; and

(v) The Survey Report was made available by Korn Ferry containing, at the bottom of every document, a watermark with the name of each director receiving the material. precisely to inhibit the possibility of leaks due to its confidential nature.


01:02
224
Avaliação do Conselho_Eletrobras_Rel...
Spencer Stuart_Avaliação Marcelo Gasparino_Mar2025
Marcelo Gasparino - Sondagem formação chap...
externa,pois nãoreceberam recomendaçãoda Cons.ultorl de Votos Internacional

In light of the verified facts, the member's post seems to point to yet another improper attempt to disrupt the Company's ordinary general meeting and publicly delegitimize, for his own potential benefit, a process conducted in a regular manner and in compliance with the best governance practices.

5. MEDIA REPERCUSSIONS AND REPUTATIONAL IMPACT

As of the second recurrence of the infractions committed, new media repercussions were identified that had an impact on the Company's institutional image, with potential damage to its reputation with the market, shareholders and other interested parties.


ABRÂJI
NOTA DA
ABRAJI
25.04
Abraji repudia exposição que conselheiro da Eletrobras fez de repórter da Folha

6. CONCLUSION AND RECOMMENDATION

In view of the analysis carried out and the evidence gathered, **it is concluded that** (i) the conduct, already the subject of a first formal warning applied by the Board of Directors on 03.28.2025 and a second formal warning for a medium infraction applied by the Board of Directors on 04.16. 2025, **aggravated by** (ii) the recurrence, for the second time, of the conduct of publicizing and sharing, without prior authorization, confidential and sensitive documents, (iii) the content of the document being extremely sensitive and closely linked to the election process that will be submitted to the Ordinary General Meeting on 04.29.2025, involving the result of an evaluation not only of the Director himself, but also the result of a survey of all the other members of the Board of Directors, (iv) violation of the duty of secrecy and confidentiality expressly provided for in the disclainer and in the contracts signed by the Company with the consultancies Spencer Stuart and Korn Ferry, (v) violation of the guarantees of mutual confidentiality assumed and provided by both Eletrobras and the consultancies, and (vi) the fact that the Survey Report was made available by Korn Ferry with a watermark at the bottom of each document, with the name of each director receiving the material. This was done precisely to inhibit the possibility of leaks due to its confidential nature, and once **again consistently exposed** the company to legal risks and damage to its reputation.

Considering that:

(1) This is the second repeated conduct, which has already been the subject of a first formal warning on 03.28.2025 and a second formal warning for a medium infraction on 04.16.2025, consisting of a new disclosure to a third party of two documents of a confidential and sensitive nature, without prior authorization;

(2) Recurrence is expressly considered an aggravating factor, which can elevate a minor infraction to the medium category, and a medium infraction to the serious category, in accordance with the Rules for the Management of the Reporting and Handling of Manifestations Channel;

(3) In accordance with the Company's internal rules, the recurrence of a medium infraction and a new recurrence may be characterized as serious misconduct, with all the consequences arising from it - as expressly informed to the Director when the second warning was applied on 04.16.2025;

(4) Violation of the clause prohibiting the disclosure of confidential and sensitive information constitutes an ethical breach, and may also constitute a serious breach, since it puts the Company's reputation at risk and has the potential to cause legal and market repercussions;

(5) Item 4.1.5.1 of the Eletrobras' Policy for Appointments establishes that the existence of serious misconduct related to non-compliance with the Code of Conduct must be considered by the Company, for the purposes of evaluating the requirement of unblemished reputation, provided for in art. 147 of the Brazilian Corporate Law as an eligibility requirement.

It is concluded that the second recurrence of the infraction, already the subject of a first formal warning on 03.28.2025 and a second formal warning for a medium infraction on 04.16.2025, qualified by the aggravating factors "ii" to "vi" described above, **constitutes a serious infraction** of the Company's legal and internal rules.

For this reason, **it is recommended** that:

(1) This opinion should be notified to the Chairman of the Board of Directors and to the Audit and Statutory Risks Committee, under the terms of the Compliance Policy and the Management Standard for the Reporting and Handling of Manifestations Channel;

(2) The Chairman of the Board of Directors informs the directors of this opinion;

(3) The Board of Directors, in a deliberative session without the participation of Marcelo Gasparino da Silva, assess the impacts and repercussions of the recurrence of the conduct in question, analyze the existence and extent of potential damage to the Company and consider the materiality of the facts in order to assess the seriousness of the conduct and all the consequences arising from it;

(4) The Chairman of the Board of Directors informs the Director concerned of the decision to be taken by the Board and the respective consequences arising from the assessment of the seriousness of the repeated conduct;

(5) The Board of Directors discusses and internally aligns any legal and communication strategy with the regulator and stakeholders, given the potential negative impact on the Company's reputation;

(6) The Chairman of the Board of Directors assesses the need to call an extraordinary meeting to deal with the issue, based on the hypothesis of manifest urgency provided for in item 8.6 of the Board of Directors' Internal Regulations.

Camila Gualda Sampaio Araujo
Vice-President of Governance and Sustainability

To Board Member Marcelo Gasparino da Silva

Subject: Formal warning regarding conduct contrary to the Code of Conduct and best corporate governance practices

The Board of Directors of Eletrobras became aware, on March 28, 2025, of Technical Note VGR 003, dated August 27, 2025, which identifies material and objective evidence of conduct inconsistent with the Company's Code of Conduct, which the Board Member had expressly undertaken to observe upon taking office as a member of the Company's Board of Directors.

After deliberation in a specific meeting, supported by the opinion of the Audit and Risk Committee, the Board of Directors accepted the conclusions of Technical Note VGR 003/2025 and assessed the potential impacts and repercussions of the conduct in question, the existence and extent of potential damage caused to the Company, and the sufficient materiality for the characterization of the conduct and the possible application of remedial and punitive measures.

After deliberating on the matter, the **Board of Directors concluded that the conduct constitutes a violation and decided to issue this formal warning, as set forth in Schedule 1.**

The Board of Directors emphasizes the need for strict compliance with the ethical principles and guidelines established in the Code of Conduct of Eletrobras, as well as the duty to safeguard the integrity and reputation of the Company.

The Board further informs that:

(1) It has determined the Vice Presidency of Governance and Sustainability to continue the process of evaluation and continuous monitoring of any recurrences, new conduct, and their respective repercussions, which may constitute new facts and lead to a reassessment of the existence of damage, a reassessment of the severity of the committed violation, and/or the adjustment of the applicable remedial measure;

(2) Attached to this document are Technical Note VGR 003/2025 and the summary of the opinion issued by the Statutory Audit and Risk Committee.

Rio de Janeiro, March 28, 2025.

Vicente Falconi Campos

VICENTE FALCONI CAMPOS

Chairman of the Board of Directors

SCHEDULE 1

Grounds for the issuance of a formal warning, pursuant to the Compliance Policy and the Whistleblower Channel and Manifestation Handling Policy of Eletrobras.

1. **Identified fact:** Allegation on social media of a possible breach of governance due to the alleged participation of a conflicted Board Member in discussions regarding the Conversion of PNB Preferred Shares into Common Shares, a matter arising from the proposed migration to the Novo Mercado.

➢ **Evidence:**

a) **Minutes of the Board of Directors' meetings (*RCA* 950 of October 26, 2022; *RCA* 951 of October 28, 2022; *RCA* 955 of November 17, 2022; *RCA* 956 of November 22, 2022; *RCA* 957 of November 28, 2022), signed by all Board Members, including by Board Member Marcelo Gasparino da Silva, attest that:**

- Compliance with the governance framework and conflict of interest rules was observed;
- Self-declaration of conflict by the Board Members involved, who withdrew from the meeting before the matter under reference was presented to the board, and remained absent throughout the discussion and decision-making process regarding the subject.

2. **Identified fact:** Allegation on social media of having allegedly been surprised in January 2025 regarding the analysis and characterization of the independence of the Board Members.

➢ **Evidence:**

a) **Minutes of the Board of Directors' meeting (*RCA* 1023 of June 20, 2024), signed by all Board Members, including by Board Member Marcelo Gasparino da Silva, attest that:**

- An analysis of the independence criteria of the Board Members was conducted, duly evaluated and resolved by the board.
- The matter was unanimously approved — with the favorable vote of Board Member Marcelo Gasparino da Silva.

3. Identified fact: Allegation on social media regarding alleged internal dynamics between the Board and management in the discussion and and resolution of matters involving dividends, as well as the alleged existence of a correlation between a complaint filed against the individual at Petrobras and governance mitigation measures resolved by the Board of Directors.

➢ **Evidence:**

a) **Minutes of the Board of Directors' meetings (RCA 1010 of April 18, 2024; RCA 1045 of January 24, 2025; RCA 1047 of February 12, 2025; RCA 1042 of December 12, 2024; RCA 1023 of December 20, 2024) attest that:**

- A thorough analysis was carried out by the governance and finance areas, which supported the Board of Directors' review and resolution regarding the aforementioned matters.

4. Rules and duties violated:

Code of Conduct:

- Non-dissemination of false news about Eletrobras.
- Non-disclosure of untruthful or incorrect information.
- Avoidance of negative impact on the reputation or image of the company.

b) **Law No. 6,404 of December 15, 1976 (Brazilian Corporations Law):**

- Duty of loyalty and due care.

c) **Internal Regulations of the Board of Directors:**

- Protect the Company's governance framework and respect the rules governing relationships among governance agents.

To Board Member Marcelo Gasparino da Silva

Subject: Formal warning regarding recurrence of conduct contrary to the Code of Conduct, Corporate Documents and Information Management Policy, Information Security Incident Handling Regulations, and best corporate governance practices

The Board of Directors of Eletrobras became aware, on April 16, 2025, of Technical Note VGR 006, dated April 15, 2025, which identifies material and objective evidence of recurrence of conduct that had already been the subject of a formal warning issued on March 28, 2025, aggravated by the public disclosure and sharing, through a screenshot, of a confidential document that had been confidentially submitted for deliberation by the Board of Directors.

After deliberation in a specific meeting, supported by the opinion of the Audit and Risk Committee, the Board of Directors accepted the conclusions of Technical Note VGR 006/2025, recognizing the recurrence of conduct and the disclosure of a confidential document in breach of fiduciary duties of confidentiality and loyalty, the Corporate Documents and Information Management Policy, the Information Security Incident Handling Regulations, and the Company's Code of Conduct.

Likewise, in light of the new facts, the Board reassessed the potential impacts and repercussions of the conduct in question, the existence and extent of potential damage caused to the Company, and the sufficient materiality to characterize the conduct and possible application of remedial and punitive measures.

Whereas:

(1) There was a **recurrence of the violation**, which had already been the subject of a formal warning issued by the Board of Directors on March 28, 2025;

(2) The recurrence of the violation **was aggravated** by

a) **the public disclosure of a confidential document**, which had been confidentially submitted for deliberation by the Board of Directors; and

b) **the prior editing of the image of the confidential document** shared on his social media profile, deliberately removing the "confidential" marking;

(3) The recurring conduct of **publicly criticizing decisions duly approved by the Board of Directors, including decisions supported by his own favorable vote**, misleads shareholders and the public;

After deliberating on the matter, the Board of Directors **concluded that the recurrence of the**

violation constitutes the characterization of a medium-level violation of the Company's legal and internal regulations.

The Board of Directors also reiterates: (1) the need for strict compliance with the ethical principles and guidelines established in the Code of Conduct of Eletrobras, including the duty to safeguard the integrity, reputation, and confidentiality of the Company's information; and (2) that, pursuant to the Company's internal regulations, the recurrence of a medium-level violation and a new recurrence may be characterized as a serious misconduct, with all resulting consequences.

In this context, the recurrence of public statements expressing opinions contrary to decisions that the Board Member himself approved as a member of the board constitutes conduct incompatible with fiduciary duties and undermines the credibility of the proper functioning of the board and of the Company's governance framework, without factual substantiation and in contradiction to the reality of the facts as recorded in the minutes.

The Board also informs that:

(1) Determined the Vice Presidency of Governance and Sustainability to duly record the data leakage incident and to conduct the corresponding analysis of potential risks to the Company's cybersecurity and violations of information security governance best practices;

(2) Determined the Vice Presidency of Governance and Sustainability to continue the process of evaluation and continuous monitoring of any recurrences, new conduct, and their respective repercussions, which may constitute new facts and lead to a reassessment regarding the existence of damage, the reassessment of the severity of the committed violation, and/or the adjustment of the applicable remedial measure;

(3) Attached to this document are Technical Note VGR 006/2025 and the summary of the opinion issued by the Statutory Audit and Risk Committee.

Rio de Janeiro, April 16, 2025.

Vicente Falconi Campos

VICENTE FALCONI CAMPOS

Chairman of the Board of Directors

To Board Member Marcelo Gasparino da Silva

Assunto: Issuance of third Formal Warning due to second recurrence of conduct contrary to the Code of Conduct, Corporate Documents and Information Management Policy, Information Security Incident Handling Regulations, and best corporate governance practices

The Board of Directors of Eletrobras became aware, on April 26, 2025, of Technical Note VGR 007, dated April 26, 2025, which identifies material and objective evidence of a second recurrence of conduct that had originally been the subject of a first formal warning issued on March 28, 2025, and a second formal warning for a medium-level violation issued on April 16, 2025, aggravated by the recurrence of public disclosure and sharing with a third party of a confidential document that had been confidentially submitted to the members of the Board of Directors..

After deliberation in a specific meeting, supported by the opinion of the Audit and Risk Committee, the Board of Directors accepted the conclusions of Technical Note VGR 007/2025, recognizing the second recurrence of the conduct and the disclosure of a confidential document in breach of fiduciary duties of confidentiality and loyalty, the Corporate Documents and Information Management Policy, the Information Security Incident Handling Regulations, and the Company's Code of Conduct, in addition to the violation of mutual contractual obligations assumed between the Company and the independent consultants engaged.

Likewise, in light of the new facts, the Board reassessed the potential impacts and repercussions of the conduct in question, the existence and extent of potential damage caused to the Company, and the sufficient materiality for assessing the severity of the conduct, in compliance with the Company's internal regulations, which establish that the recurrence of a medium-level violation through a new recurrence may be characterized as a serious misconduct, with the application of all resulting consequences – as expressly informed to the Board Member at the time of the issuance of the second warning on April 16, 2025.

Considering that:

(1) There was a **second recurrence of the violation**, which had already been the subject of two formal warnings issued by the Board of Directors, respectively on March 28, 2025 (minor violation) and April 16, 2025 (medium-level violation);

(2) The recurrence of the violation **was aggravated** by:

a) the conduct of publicly disclosing and sharing, for the second time and after having been duly warned, confidential and restricted documents without prior authorization;

b) the content of the document being extremely sensitive and closely related to the election

b)

process to be submitted to the Annual General Meeting on April 29, 2025, involving the evaluation results not only of the Board Member himself but also including the survey results regarding all other members of the Board of Directors;

c) the violation of the confidentiality and secrecy duty expressly provided for in the disclaimer and in the agreements entered into by the Company with Spencer Stuart and Korn Ferry;

d) the breach of mutual confidentiality guarantees assumed and provided by both Eletrobras and the consulting firms;

e) the fact that the Survey Report was made available by Korn Ferry with a watermark throughout the document bearing the name of each Board Member who received the material, precisely to inhibit any possibility of leakage due to its confidential nature.

(3) Recurrence is expressly considered an aggravating factor, capable of elevating a minor violation to a medium-level one, and a medium-level violation to a serious one, in accordance with the Whistleblower Channel and Manifestation Handling Policy;

(4) Pursuant to the Company's internal regulations, the recurrence of a medium-level violation through a new recurrence may be characterized as a serious misconduct, with all resulting consequences;

(5) Item 4.1.5.1 of the Nomination Policy of Eletrobras establishes that the existence of a serious misconduct related to the breach of the Code of Conduct must be considered by the Company for purposes of assessing the requirement of unblemished reputation, provided for in Article 147 of the Brazilian Corporations Law as an eligibility requirement;;

After deliberating on the matter, the Board of Directors **concluded that the severity of the conduct and the recurrence of the violation constitute a characterization of serious misconduct** against the Company's legal and internal regulations, leading to the following consequences:

(i) Making public the procedures adopted by the Board of Directors, as well as the respective warnings issued by the Board, as resolved by the entirety of its other members;

(ii) Removing the confidentiality status and making public, for exclusive use by the Company, the governance technical notes that assessed the conduct and recurrence of conduct by the Board Member in light of the governance rules applicable to Eletrobras, which resulted in the issuance of three formal warnings by the Board of Directors to the Board Member, respectively on March 28, 2025 (minor violation), April 16, 2025 (medium-level violation), and April 26, 2025 (serious violation).

Given the proximity of the Annual General Meeting, to be held on April 29, during which Board Member Marcelo Gasparino da Silva is standing for re-election to the Board of Directors, and considering the serious misconduct committed by the aforementioned Board Member, it is necessary to immediately inform the shareholders of the irregular conduct described above and of the remedial measures adopted by the Board of Directors in fulfillment of its fiduciary duties, in order to ensure

b)

that, even in view of the progress of the electoral process and the procedural restrictions applicable at this stage, shareholders may exercise their rights provided for by law and by the bylaws in a fully informed manner.

The Board of Directors reiterates, once again, the need for strict compliance with the ethical principles and guidelines established in the Code of Conduct of Eletrobras, including the duty to safeguard the integrity, reputation, and confidentiality of the Company's information.

Finally, the Board of Directors informs that:

(1) Determined the Vice Presidency of Governance and Sustainability to record a new data leakage incident and to conduct the corresponding analysis regarding potential cybersecurity risks to the Company and violations of information security governance best practices;

(2) Determined the Vice Presidency of Governance and Sustainability to continue the process of evaluation and continuous monitoring of any recurrences, new conduct, and their respective repercussions, which may constitute new facts and lead to new consequences;

(3) Attached to this document are Technical Note VGR 007/2025 and the summary of the opinion issued by the Statutory Audit and Risk Committee.

Rio de Janeiro, April 16, 2025.

Vicente Falconi Campos

VICENTE FALCONI CAMPOS

Chairman of the Board of Directors

b)